                                                                Registration No.

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                             REGISTRATION STATEMENT
                             ----------------------
                                   TO FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                          ----------------------------


                        NATIONWIDE VLI SEPARATE ACCOUNT-4
                              (Exact Name of Trust)



                          ----------------------------


                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)


                               DENNIS W. CLICK

                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


                          ----------------------------


================================================================================

         Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

                                   1 of 86

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 ITEM                                                                                  CAPTION IN PROSPECTUS
 1................................................................................Nationwide Life Insurance Company
                                                                                  The Variable Account
 2................................................................................Nationwide Life Insurance Company
 3................................................................................Custodian of Assets
 4................................................................................Distribution of The Policies
 5................................................................................The Variable Account
 6................................................................................Not Applicable
 7................................................................................Not Applicable
 8................................................................................Not Applicable
 9................................................................................Legal Proceedings
10................................................................................Information About The Policies; How
                                                                                  The Cash Value Varies; Right to
                                                                                  Exchange for a Fixed Benefit Policy;
                                                                                  Reinstatement; Other Policy
                                                                                  Provisions
11................................................................................Investments of The Variable
                                                                                  Account
12................................................................................The Variable Account
13................................................................................Policy Charges
                                                                                  Reinstatement
14................................................................................Underwriting and Issuance -
                                                                                  Premium Payments
                                                                                  Minimum Requirements for
                                                                                  Issuance of a Policy
15................................................................................Investments of the Variable
                                                                                  Account; Premium Payments
16................................................................................Underwriting and Issuance -
                                                                                  Allocation of Cash Value
17................................................................................Surrendering The Policy for Cash
18................................................................................Reinvestment
19................................................................................Not Applicable
20................................................................................Not Applicable
21................................................................................Policy Loans
22................................................................................Not Applicable
23................................................................................Not Applicable
24................................................................................Not Applicable
25................................................................................Nationwide Life Insurance Company
26................................................................................Not Applicable
27................................................................................Nationwide Life Insurance Company
28................................................................................Company Management
29................................................................................Company Management
30................................................................................Not Applicable
31................................................................................Not Applicable
32................................................................................Not Applicable
33................................................................................Not Applicable
34................................................................................Not Applicable
35................................................................................Nationwide Life Insurance Company
36................................................................................Not Applicable
37................................................................................Not Applicable
38................................................................................Distribution of The Policies
39................................................................................Distribution of The Policies
40................................................................................Not Applicable


                                    2 of 86


N-8B-2 ITEM                                                                       CAPTION IN PROSPECTUS
41(a).............................................................................Distribution of The Policies
42................................................................................Not Applicable
43................................................................................Not Applicable
44................................................................................How The Cash Value Varies
45................................................................................Not Applicable
46................................................................................How The Cash Value Varies
47................................................................................Not Applicable
48................................................................................Custodian of Assets
49................................................................................Not Applicable
50................................................................................Not Applicable
51................................................................................Summary of The Policies;
                                                                                  Information About The Policies
52................................................................................Substitution of Securities
53................................................................................Taxation of The Company
54................................................................................Not Applicable
55................................................................................Not Applicable
56................................................................................Not Applicable
57................................................................................Not Applicable
58................................................................................Not Applicable
59................................................................................Financial Statements


                                   3 of 86

                       NATIONWIDE LIFE INSURANCE COMPANY
                                P.O. Box 182150
                           Columbus, Ohio 43218-2150
                       (800) 547-7548, TDD (800) 238-3035

     CORPORATE FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                  ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                 THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-4

The Life Insurance Policies offered by this prospectus are variable universal life insurance policies (collectively referred to as the "Policies"). The Policies are designed for use by corporations and employers, to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. The Policies also may provide a Cash Surrender Value if the Policy is terminated during the lifetime of the Insured. The death benefit and Cash Value of the Policies may vary to reflect the experience of Nationwide VLI Separate Account-4 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.


The Policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code (the "Code").

The Policy Owner may allocate Net Premiums and Cash Value to one or more of the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account will be used to purchase, at Net Asset Value, shares of a designated Underlying Mutual Fund in the following series:



                   AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.,
             A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS
American Century VP Income & Growth            American Century VP International
                           American Century VP Value
                                    DREYFUS
The Dreyfus Socially Responsible Growth Fund, Inc.  Dreyfus Stock Index Fund, Inc.
            Dreyfus Variable Investment Fund - Capital Appreciation
                   FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Equity-Income Portfolio:  Service Class      Growth Portfolio:  Service Class
High Income Portfolio:  Service Class        Overseas Portfolio:  Service Class
                  FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
                      Contrafund Portfolio: Service Class
                 FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
                 Growth Opportunities Portfolio: Service Class
                                 MORGAN STANLEY
     Morgan Stanley Universal Funds, Inc. - Emerging Markets Debt Portfolio
 Van Kampen American Capital Life Investment Trust - Morgan Stanley Real Estate
                              Securities Portfolio
                       NATIONWIDE SEPARATE ACCOUNT TRUST
                Capital Appreciation Fund Government Bond Fund
                     Money Market Fund   Total Return Fund
                            Nationwide Balanced Fund
                          Nationwide Equity Income Fund
                          Nationwide Global Equity Fund
                        Nationwide High Income Bond Fund
                        Nationwide Multi Sector Bond Fund
                     Nationwide Select Advisers Mid Cap Fund
                         Nationwide Small Cap Value Fund
                          Nationwide Small Company Fund
                        Nationwide Strategic Growth Fund
                         Nationwide Strategic Value Fund

                  NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
        AMT Guardian Portfolio                 AMT Mid-Cap Growth Portfolio
                             AMT Partners Portfolio
                       OPPENHEIMER VARIABLE ACCOUNT FUNDS
   Oppenheimer Capital Appreciation Fund              Oppenheimer Growth Fund
                        Oppenheimer Growth & Income Fund
                       VAN ECK WORLDWIDE INSURANCE TRUST
        Worldwide Emerging Markets Fund     Worldwide Hard Assets Fund
                              WARBURG PINCUS TRUST
            Growth & Income Portfolio   International Equity Portfolio
                         Post-Venture Capital Portfolio



NATIONWIDE LIFE INSURANCE COMPANY (THE "COMPANY") GUARANTEES THAT THE DEATH BENEFIT FOR A POLICY WILL NEVER BE LESS THAN THE SPECIFIED AMOUNT STATED ON THE POLICY DATA PAGES AS LONG AS THE POLICY IS IN FORCE. THERE IS NO GUARANTEED CASH SURRENDER VALUE. IF THE CASH SURRENDER VALUE IS INSUFFICIENT TO COVER THE CHARGES UNDER THE POLICY, THE POLICY WILL LAPSE WITHOUT VALUE. THIS PROSPECTUS GENERALLY DESCRIBES ONLY THAT PORTION OF THE CASH VALUE ALLOCATED TO THE VARIABLE ACCOUNT. FOR A BRIEF SUMMARY OF THE FIXED ACCOUNT OPTION, SEE "THE FIXED ACCOUNT OPTION."

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.


              THE DATE OF THIS PROSPECTUS IS ____________________.

                                GLOSSARY OF TERMS

ATTAINED AGE-The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT-An accounting unit of measure used to calculate the Cash Value of the Variable Account.

BENEFICIARY-The person to whom the Death Proceeds are paid.

CASH VALUE-The sum of the Policy values in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

CASH SURRENDER VALUE-The Policy's Cash Value, less any Indebtedness under the Policy

CODE-The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life Insurance Company.

DEATH PROCEEDS-Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force prior to the Maturity Date.

FIXED ACCOUNT-An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT-All assets of the Company other than those of the Variable Account or in other separate accounts that have been or may be established by the Company.

GUIDELINE LEVEL PREMIUM-The amount of level annual premium calculated in accordance with the provisions of the Code. It represents the level annual premiums required to mature the Policy under guaranteed mortality and current expense charges, and an interest rate of 4%.

HOME OFFICE-The main office of the Company located in Columbus, Ohio.

INDEBTEDNESS-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

INITIAL PREMIUM-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy data page.

INSURED-The person whose life is covered by the Policy, and who is named on the Policy data page.

MATURITY DATE-The Policy Anniversary on or following the Insured's 100th birthday.

MONTHLY ANNIVERSARY DAY-The same day as the Policy Date for each succeeding month.

NET AMOUNT AT RISK-For any Policy month, the Net Amount at Risk is the death benefit at the beginning of the Policy month minus the Cash Value calculated at the beginning of the Policy month prior to deduction of the base Policy cost of insurance charge.

NET ASSET VALUE-The worth of one share at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

NET PREMIUMS-Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy data page.

POLICY ANNIVERSARY-The same day and month as the Policy Date for succeeding years.

POLICY CHARGES-All deductions made from the value of the Variable Account, or the Policy Cash Value.

POLICY DATE-The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy data page.

POLICY LOAN ACCOUNT-The Portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER-The person designated in the Policy application as the owner.

POLICY YEAR-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM-The Scheduled Premium is shown on the Policy data page.

SPECIFIED AMOUNT-A dollar amount used to determine the death benefit under a Policy. It is shown on the Policy data page.

SUB-ACCOUNT-A part of the Variable Account, the assets of which are invested exclusively in a corresponding Underlying Mutual Fund.

SURRENDER CHARGE - An amount deducted from the Cash Value if the Policy is surrendered. This amount is zero.

TARGET PREMIUM - The level annual premium at which the sales load is reduced on a current basis.

UNDERLYING MUTUAL FUNDS-The underlying mutual funds which correspond to the Sub-Accounts of the Variable Account.

VALUATION DATE-Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current Net Asset Value of the Accumulation Units might be materially affected.

VALUATION PERIOD-A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.


VARIABLE ACCOUNT-A separate investment account of the Company, Nationwide VLI SEPARATE ACCOUNT-4.


                                TABLE OF CONTENTS

GLOSSARY OF TERMS............................................................................................3
SUMMARY OF THE POLICIES......................................................................................8
         Variable Life Insurance.............................................................................8
         The Variable Account and its Sub-Accounts...........................................................8
         The Fixed Account...................................................................................8
         Deductions and Charges..............................................................................8
         Premiums............................................................................................9
NATIONWIDE LIFE INSURANCE COMPANY............................................................................9
THE VARIABLE ACCOUNT.........................................................................................9
         Investments of the Variable Account................................................................10
         American Century Variable Portfolios, Inc., a member of the American Century(sm)
         Family of Investments..............................................................................11
         Dreyfus Stock Index Fund, Inc......................................................................11
         The Dreyfus Socially Responsible Growth Fund, Inc..................................................11
         Dreyfus Variable Investment Fund...................................................................12
         Fidelity Variable Insurance Products Fund: Service Class...........................................12
         Fidelity Variable Insurance Products Fund II: Service Class........................................13
         Fidelity Variable Insurance Products Fund III: Service Class.......................................13
         Morgan Stanley Universal Funds, Inc................................................................13
         Nationwide Separate Account Trust..................................................................13
           Subadvised Nationwide Funds......................................................................14
         Neuberger & Berman Advisers Management Trust.......................................................16
         Oppenheimer Variable Account Funds.................................................................17
         Van Eck Worldwide Insurance Trust..................................................................17
         Van Kampen American Capital Life Investment Trust..................................................18
         Warburg Pincus Trust...............................................................................18
         Reinvestment.......................................................................................19
         Transfers..........................................................................................19
         Dollar Cost Averaging..............................................................................20
         Substitution of Securities.........................................................................20
         Voting Rights......................................................................................20
INFORMATION ABOUT THE POLICIES..............................................................................21
         Underwriting and Issuance..........................................................................21
         -Minimum Requirements for Issuance of a Policy.....................................................21
         -Premium Payments..................................................................................21
         Allocation of Net Premium and Cash Value...........................................................21
         Short-Term Right to Cancel Policy..................................................................22
POLICY CHARGES..............................................................................................22
         Deductions from Premiums...........................................................................22
         Deductions from Cash Value.........................................................................22
         -Monthly Cost of Insurance.........................................................................23
         -Monthly Administrative Charge.....................................................................23
         Deductions from the Sub-Accounts...................................................................23
         Reduction of Charges (Policy and Sub-Accounts).....................................................23
         Expenses of the Underlying Mutual Funds............................................................24
HOW THE CASH VALUE VARIES...................................................................................26
         How the Investment Experience is Determined........................................................26
         Net Investment Factor..............................................................................26
         Valuation of Assets................................................................................26
         Determining the Cash Value.........................................................................26
         Valuation Periods and Valuation Dates..............................................................27
SURRENDERING THE POLICY FOR CASH............................................................................27
         Right to Surrender.................................................................................27
         Cash Surrender Value...............................................................................27
         Partial Surrenders.................................................................................27
         -Preferred Partial Surrenders......................................................................27
         -Reduction of the Specified Amount.................................................................28
         Maturity Proceeds..................................................................................28
         Income Tax Withholding.............................................................................28
POLICY LOANS................................................................................................28
         Taking a Policy Loan...............................................................................28

         Effect on Investment Performance...................................................................28
         Interest...........................................................................................29
         Effect on Death Benefit and Cash Value.............................................................29
         Repayment..........................................................................................29
HOW THE DEATH BENEFIT VARIES................................................................................29
         Calculation of the Death Benefit...................................................................29
         Proceeds Payable on Death..........................................................................31
RIGHT OF CONVERSION.........................................................................................31
CHANGES OF INVESTMENT POLICY................................................................................31
GRACE PERIOD................................................................................................31
REINSTATEMENT...............................................................................................32
THE FIXED ACCOUNT OPTION....................................................................................32
CHANGES IN EXISTING INSURANCE COVERAGE......................................................................32
         Specified Amount Increases.........................................................................32
         Specified Amount Decreases.........................................................................33
         Changes in the Death Benefit Option................................................................33
OTHER POLICY PROVISIONS.....................................................................................33
         Policy Owner.......................................................................................33
         Beneficiary........................................................................................33
         Assignment.........................................................................................34
         Incontestability...................................................................................34
         Error in Age ......................................................................................34
         Suicide............................................................................................34
         Nonparticipating Policies..........................................................................34
         Riders.............................................................................................34
LEGAL CONSIDERATIONS........................................................................................34
DISTRIBUTION OF THE POLICIES................................................................................35
CUSTODIAN OF ASSETS.........................................................................................35
TAX MATTERS.................................................................................................35
         Policy Proceeds....................................................................................35
         -Non-Resident Aliens...............................................................................36
         Taxation of the Company............................................................................36
         Tax Changes........................................................................................37
THE COMPANY.................................................................................................37
COMPANY MANAGEMENT..........................................................................................38
         Directors of the Company...........................................................................38
         Executive Officers of the Company..................................................................39
OTHER CONTRACTS ISSUED BY THE COMPANY.......................................................................39
STATE REGULATION............................................................................................39
REPORTS TO POLICY OWNERS....................................................................................40
ADVERTISING.................................................................................................40
LEGAL PROCEEDINGS...........................................................................................40
EXPERTS.....................................................................................................40
REGISTRATION STATEMENT......................................................................................41
LEGAL OPINIONS..............................................................................................41
APPENDIX 1..................................................................................................42
PERFORMANCE TABLES.........................................................................................N/A

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                             SUMMARY OF THE POLICIES


VARIABLE LIFE INSURANCE

The variable life insurance Policies offered by Nationwide Life Insurance Company (the "Company") provide for life insurance coverage on the Insured. The Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime.

The death benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account Sub-Accounts or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay the Policy Charges, the Policy will lapse without value.

Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code ("Code"). Excess premiums paid may also cause the Policy to become a modified endowment contract. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the Sub-Accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated. In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund Sub-Account (for any Net Premiums allocated to a Sub-Account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Assets of each Sub-Account are invested at Net Asset Value in shares of a corresponding Underlying Mutual Fund (see "Allocation of Net Premium and Cash Value"). For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the assets of the Variable Account and the Cash Value of the Policy. These charges are made for administrative and sales expenses, state premium taxes, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 5.5% of such premium payment during the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium during the first seven Policy Years, and 0% on all premiums thereafter.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both a current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The
3.5 tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

       1.     monthly cost of insurance; plus

       2. monthly cost of any additional benefits provided by riders to the Policy; plus

       3. an administrative expense charge. This charge is currently $5.00 per month. The charge may be increased at the sole discretion of the Company but is guaranteed not to exceed $10.00 per month.

The Company also deducts on a daily basis from the assets of the Variable Account a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this annual effective rate will be 0.40% in the first through fourth Policy Years, 0.25% in fifth through twentieth Policy Years and 0.10% thereafter.


There are no Surrender Charges.


Underlying Mutual Fund shares are purchased at Net Asset Value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. (See "Expenses of the Underlying Mutual Funds").


PREMIUMS

The minimum Initial Premium for which a Policy may be issued is equal to three monthly deductions. A Policy may be issued to an Insured up to age 80. For a limited time, the Policy Owner has the right to cancel the Policy and receive a full refund of premiums paid (see "Short-Term Right to Cancel Policy"). The Initial Premium is due on the Policy Date. It will be credited on the Policy Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page. Premiums, other than the Initial Premium, may be made at any time while the Policy is in force.

                        NATIONWIDE LIFE INSURANCE COMPANY


The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the Nationwide Insurance Enterprise which includes Nationwide Financial Services, Inc., Nationwide Mutual Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Fire Insurance Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company. The Company's Home Office is at One Nationwide Plaza, Columbus, Ohio 43215.


The Company offers a complete line of life insurance, including annuities and accident and health insurance. It is admitted to do business in all states, the District of Columbia, and Puerto Rico (for additional information, see "The Company").

                              THE VARIABLE ACCOUNT

The Variable Account was established by a resolution of the Company's Board of Directors, on December 3, 1987, pursuant to Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215 serves as Trustee for the Trust. Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43215 serves as principal underwriter for the Trust. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.


The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies" and "How the Cash Value Varies").

Premium payments and Cash Value are allocated within the Variable Account among one or more sub-accounts (see "Tax Matters"). The assets of each sub-account are used to purchase shares of the Underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Variable Account Sub-Accounts and the Fixed Account (see "Allocation of Net Premium and Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Net Premiums allocated to a sub-account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Any subsequent Net Premiums received after this period will be allocated based on the Fund allocation factors.

No less than 1% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Cash Value" and "Short-Term Right to Cancel Policy").

These Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds.

Additional Premium payments, upon acceptance, will be allocated to the Nationwide Separate Account Money Market Fund unless the Policy Owner specifies otherwise (see "Premium Payments").

Each of the Underlying Mutual Fund options is a registered investment company which receives investment advice from a registered investment adviser:


     1. American Century Variable Portfolios, Inc., a member of the American Century(sm) Family of Investments, managed by American Century Variable Portfolios, Inc.;

     2. Dreyfus Stock Index Fund, managed by The Dreyfus Corporation/Mellon Equity Associates;

     3. The Dreyfus Socially Responsible Growth Fund, Inc., managed by The Dreyfus Corporation/NCM Capital Management Group;

     4. Dreyfus Variable Investment Fund: Service Class, managed by The Dreyfus Corporation/Fayez Sarofim & Company;

     5. Fidelity Variable Insurance Products Fund: Service Class, managed by Fidelity Management & Research Company;

     6. Fidelity Variable Insurance Products Fund II: Service Class, managed by Fidelity Management & Research Company;

     7. Fidelity Variable Insurance Products Fund III: Service Class, managed by Fidelity Management & Research Company;

     8. Morgan Stanley Universal Funds, Inc. managed by Morgan Stanley Asset Management, Inc.

     9. Nationwide Separate Account Trust, managed by Nationwide Advisory Services, Inc.;

     10. Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

     11.  Oppenheimer Variable Accounts Funds, managed by OppenheimerFunds,
          Inc.;

     12. Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

     13. Van Kampen American Capital Life Investment Trust, managed by Van Kampen American Capital Management, Inc.; and


     14.  Warburg Pincus Trust, managed by Warburg Pincus Asset Management, Inc.


A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. More detailed information may be found in the current prospectus for each Underlying Mutual Fund option. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.


AMERICAN CENTURY VARIABLE PORTFOLIOS, INC., A MEMBER OF THE AMERICAN CENTURY(SM) FAMILY OF INVESTMENTS

American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end management investment company, which offers its shares only as investment vehicles for variable annuity and variable life insurance products of insurance companies. American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

         -AMERICAN CENTURY VP INTERNATIONAL

         Investment Objective: Capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. While securities of United States issuers may be included in the portfolio from time to time, it is the primary intent of the manager to diversify investments across a broad range of foreign issuers. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stocks and other equity equivalents), the Fund may also invest in other types of securities consistent with the Fund's objective. When the Fund manager believes that the total capital growth potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities.

         -AMERICAN CENTURY VP VALUE

         Investment Objective: Long-term capital growth; income is a secondary objective. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total assets in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate to large market capitalizations that are believed by the Fund manager to be undervalued at the time of purchase.

         -AMERICAN CENTURY VP INCOME & GROWTH

         Investment Objective: Dividend growth, current income and capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in common stocks. The investment manager constructs the portfolio to match the risk characteristics of the S&P 500 Stock Index and then optimizes each portfolio to achieve the desired balance of risk and return potential. This includes targeting a dividend yield that exceeds that of the S&P 500. Such a management technique, known as portfolio optimization, may cause the Fund to be more heavily invested in some industries than in others. However, the Fund may not invest more than 25% of its total assets in companies whose principal business activities are in the same industry.

DREYFUS STOCK INDEX FUND, INC.

The Dreyfus Stock Index Fund, Inc., is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager, while Mellon Equity Associates, an affiliate of Dreyfus, serves as the Fund's index manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.

         Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks, in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. Dreyfus serves as the Fund's investment advisor. NCM Capital Management Group, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

         Investment Objective: Capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

DREYFUS VARIABLE INVESTMENT FUND

Dreyfus Variable Investment Fund is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29, 1986 and commenced operations on August 31, 1990. Dreyfus serves as the investment manager.

         -CAPITAL APPRECIATION PORTFOLIO

         Investment Objective: Long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign issuers.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fidelity Variable Insurance Products Fund ("Fidelity VIP") is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. Shares of Fidelity VIP are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") is the manager for Fidelity VIP and its portfolios.

         -EQUITY-INCOME PORTFOLIO:  SERVICE CLASS

         Investment Objective: Reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

         -GROWTH PORTFOLIO:  SERVICE CLASS

         Investment Objective: Capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that the Portfolio makes sense for you if can afford to ride out changes in the stock market because the Portfolio invests primarily in common stocks. FMR can also make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

         -HIGH INCOME PORTFOLIO:  SERVICE CLASS

         Investment Objective: High level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. FMR will seek high current income normally by investing the Portfolio's assets as follows:

         - at least 65% in income-producing debt securities and preferred stocks, including convertible securities

         - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities.

         Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be speculative in nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's Investor Services, Inc. ("Moody's") or C- by Standard & Poor's Corporation ("S&P") which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

         -OVERSEAS PORTFOLIO:  SERVICE CLASS

         Investment Objective: Long-term capital growth primarily through investments in foreign securities. This Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS II

The Fidelity Variable Insurance Products Fund II ("Fidelity VIP II") is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. Fidelity VIP II's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the manager of Fidelity VIP II and its portfolios.

         -CONTRAFUND PORTFOLIO:  SERVICE CLASS

         Investment Objective: Capital appreciation by investing primarily in companies that FMR believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Portfolio primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND III

The Fidelity Variable Insurance Products Fund III ("Fidelity VIP III") is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. Fidelity VIP III's shares are purchased by insurance companies to fund benefits under variable life insurance and annuity contracts. FMR is the manager for Fidelity VIP III and its portfolios.

         -GROWTH OPPORTUNITIES PORTFOLIO:  SERVICE CLASS

         Investment Objective: Capital growth by investing primarily in common stocks and securities convertible into common stocks. The Portfolio, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Portfolio invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth. The Portfolio may invest in foreign securities without limitation.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

Morgan Stanley Universal Funds, Inc. is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. Its Emerging Markets Debt Portfolio is managed by Morgan Stanley Asset Management, Inc.

         -EMERGING MARKETS DEBT PORTFOLIO

         Investment Objective: High total return by investing primarily in dollar-and non-dollar denominated fixed income securities of government and government-related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.

NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust ("NSAT") is a diversified, open-end management investment company created under the laws of Massachusetts. NSAT offers shares in the mutual funds listed below, each with its own investment objectives. Shares of NSAT will be sold primarily to life insurance company separate accounts to fund the benefits under variable life insurance policies and variable annuity contracts. The assets of the Trust are managed by Nationwide Advisory Services, Inc., ("NAS") a wholly-owned subsidiary of Nationwide Life Insurance Company.

         -CAPITAL APPRECIATION FUND

         Investment Objective: Long-term growth by primarily investing in a diversified portfolio of the common stock of companies which NAS determines have better-than-average potential for sustained capital growth over the long term.

         -GOVERNMENT BOND FUND

         Investment Objective: As high level of income as is consistent with the preservation of capital by investing in a diversified portfolio of securities issued or backed by the United States government, its agencies or instrumentalities.

         -MONEY MARKET FUND

         Investment Objective: As high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

         -TOTAL RETURN FUND

         Investment Objective: Capital growth by investing in common stocks of companies that NAS believes will have above-average earnings or otherwise provide investors with above-average potential for capital appreciation. To maximize this potential, NAS may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.

                           SUBADVISED NATIONWIDE FUNDS

         -NATIONWIDE BALANCED FUND

         Subadviser:  Salomon Brothers Asset Managment, Inc.

         Investment Objective: Primarily seeks above average income compared to a portfolio entirely invested in equity securities. The Fund's secondary objective is to take advantage of opportunities for growth of capital and income. The Fund seeks its objective primarily through investments in a broad variety of securities, including equity securities, fixed-income securites and short term obligations. Under normal market conditions, it is anticipated that the Fund will invest at least 40% of the Fund's total assets in equity securities and at least 25% in fixed-income senior securities. The Fund's subadviser, Salomon Brothers Asset Management, Inc., will have discretion to invest in the full range of maturities of fixed-income securities. Generally, most of the Fund's long-term debt investments will consist of "investment grade" securities; but the Fund may invest up to 20% of its net assets in non-convertible fixed-income securities rated below investment grade or determined by the subadviser to be of comparable quality. These securities are commonly known as junk bonds. In addition, the Fund may invest an unlimited amount in convertible securities rated below investment grade.

         -NATIONWIDE EQUITY INCOME FUND

         Subadviser:  Federated Investment Counseling

         Investment Objective: Seeks above average income and capital appreciation by investing at least 65% of its assets in income-producing equity securities. Such equity securities include common stocks, preferred stocks, and securities (including debt securities) that are convertible into common stocks. The portion of the Fund's total assets invested in each type of equity security will vary according to the Fund's subadviser's assessment of market, economic conditions and outlook.

         -NATIONWIDE GLOBAL EQUITY FUND

         Subadviser:  J. P. Morgan Investment Management Inc.

         Investment Objective: To provide high total return from a globally diversified portfolio of equity securities. Total return will consist of income plus realized and unrealized capital gains and losses. The Fund seeks its investment objective through country allocation, stock selection and management of currency exposure. Under normal market conditions, J.P. Morgan Investment Management Inc., intends to keep the Fund essentially fully invested with at least 65% of the value of its total assets in equity securities consisting of common stocks and other securities with equity characteristics such as preferred stocks, warrants, rights, convertible securities, trust certificates, limited partnership interests and equity participations. The Fund's primary equity instruments are the common stock of companies based in the developed countries around the world. The assets of the Fund will ordinarily be invested in the securities of at least five different countries.

         -NATIONWIDE HIGH INCOME BOND FUND

         Subadviser:  Federated Investment Counseling

         Investment Objective: Seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities. To meet its objective, the Fund intends to invest at least 65% of its assets in lower-rated fixed income securities such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates which are rated BBB or lower by S & P or Fitch Investors Service or Baa or lower by Moody's (or if not rated, are determined by the Fund's subadviser to be of a comparable quality). Such investments are commonly referred to as "junk bonds." For a further discussion of lower-rated securities, please see the "High Yield Securities" section of the Fund's prospectus.

         -NATIONWIDE MULTI SECTOR BOND FUND

         Subadviser: Salomon Brothers Asset Management, Inc. with Salomon Brothers Asset Management Limited

         Investment Objective: Primarily seeks a high level of current income. Capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing in a globally diverse portfolio of fixed-income investments and by giving the subadviser, Salomon Brothers Asset Management, Inc., broad discretion to deploy the Fund's assets among certain segments of the fixed-income market that the subadviser believes will best contribute to achievement of the Fund's investment objectives. The Fund reserves the right to invest predominantly in securities rated in medium or lower categories, or as determined by the subadviser to be of comparable quality, commonly referred to as "junk bonds." Although the subadviser has the ability to invest up to 100% of the Fund's assets in lower-rated securities, the subadviser does not anticipate investing in excess of 75% of the Fund's assets in such securities. The Subadviser has entered into a subadvisory agreement with its London based affiliate, Salomon Brothers Asset management Limited, pursuant to which the Subadviser has delegated to Salomon Brothers Asset Management Limited responsibility for management of the Fund's investments in non-dollar denominated debt securities and currency transactions.

         -NATIONWIDE SELECT ADVISERS MID CAP FUND

         Subadvisers: First Pacific Advisors, Inc., Pilgrim Baxter & Associates, Ltd., and Rice, Hall, James & Associates

         Investment Objective: Capital appreciation by investing primarily in equity securities of medium-sized companies (market capitalization between $500 million and $7 billion); under normal market conditions, the Fund will invest in equity securities consisting of common stock, preferred stock and securities convertible into common stocks, including convertible preferred stock and convertible bonds. NAS has chosen the Fund's subadvisers because they utilize a number of different investment styles. In utilizing these different styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

         -NATIONWIDE SMALL CAP VALUE FUND

         Subadviser:  The Dreyfus Corporation

         Investment Objective: Capital appreciation through investment in a diversified portfolio of equity securities of companies with a median market capitalization of approximately $1 billion. Under normal market conditions, at least 75% of the Fund's total assets will be invested in equity securities of companies with market capitalizations at the time of purchase of between $200 million and $2.5 billion. The Fund will invest in equity securities of domestic and foreign issuers characterized as "value" companies according to criteria established by Dreyfus, the Fund's subadviser.

         -NATIONWIDE SMALL COMPANY FUND

         Subadvisers: Dreyfus Corporation, Neuberger & Berman, L.P., Pictet International Management Limited with Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg Pincus Asset Management, Inc.

         Investment Objective: Long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. The subadvisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing different investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

         -NATIONWIDE STRATEGIC GROWTH FUND

         Subadviser:  Strong Capital Managment Inc.

         Investment Objective: Capital growth by investing primarily in equity securities that the Fund's subadviser believes have above-average growth prospects. The Fund will generally invest in companies whose earnings are believed to be in a relatively strong growth trend, and to a lesser extent, in companies in which significant further growth is not anticipated but whose market value is thought to be undervalued Under normal market conditions, the Fund will invest at least 65% of its total assets in equity securities, including common stocks, preferred stocks, and securities convertible into common or preferred stocks, such as warrants and convertible bonds. The Fund may invest up to 35% of its total assets in debt obligations, including intermediate- to long-term corporate or U.S. Government debt securities.

         -NATIONWIDE STRATEGIC VALUE FUND

         Subadviser: Strong Capital Management Inc./Schafer Capital Management Inc.

         Investment Objective: Primarily long-term capital appreciation; current income is a secondary objective. The Fund seeks to meet its objectives by investing in securities which are believed to offer the possibility of increase in value, primarily common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase in relation to investment value. Other than considered appropriate for cash reserves, the Fund will generally maintain a fully invested position in common stocks of publicly held companies, primarily in stocks of companies listed on a national securities exchange or other equity securities (common stock or securities convertible into common stock). Investments may also be made in debt securities which are convertible into common stocks and in warrants or other rights to purchase common stock, which in such case are considered equity securities by the Fund. Strong Capital Management, Inc. has subcontracted with Schafer Capital Management, Inc. to subadvise the Fund.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust ("N & B AMT") is an open-end, diversified management investment company consisting of several series. Shares of the series of N & B AMT are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context.

The Guardian, Partners and Mid-Cap Portfolios of N & B AMT invest all of their investable assets in a corresponding series of Advisers Managers Trust managed by Neuberger & Berman Management Incorporated ("N & B Management"). Each series then invests in securities in accordance with an investment objective, policies and limitations identical to those of the Portfolio. This "master/feeder fund" structure is different from that of many other investment companies which directly acquire and manage their own portfolios of securities. (For more information regarding "master/feeder fund" structure, see "Special Information Regarding Organization, Capitalization, and Other Matters" in the underlying mutual fund prospectus.)The investment advisor is N & B Management.

         -AMT GUARDIAN PORTFOLIO

         Investment Objective: Capital appreciation and secondarily, current income. The Portfolio and its corresponding series seek to achieve these objectives by investing in common stocks of long-established, high-quality companies. N & B Management uses a value-oriented investment approach in selecting securities, looking for low price-to-earnings ratios, strong balance sheets, solid management, and consistent earnings.

         -AMT MID-CAP GROWTH PORTFOLIO

         Investment Objective: Capital appreciation by investing in equity securities of medium-sized companies that N & B Management believes have the potential for long-term, above-average capital appreciation. Medium-sized companies have market capitalizations form $300 million to $10 billion at the time of investment. The Portfolio and its corresponding series may invest up to 10% of its net assets, measured at the time of investment, in corporate debt securities that are below investment grade or, if unrated, deemed by N & B Management to be of comparable quality. Securities that are below investment grade, as well as unrated securities, are often considered to be speculative and usually entail greater risk. As part of the Portfolio's investment strategy, the Portfolio may invest up to 20% of its net assets in securities of issuers organized and doing business principally outside the United States. This limitation does not apply with respect to foreign securities that are denominated in U.S. dollars.

         -AMT PARTNERS PORTFOLIO

         Investment Objective: Capital growth by investing in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and the company's track record through all parts of the market cycle.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds is an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. OppenheimerFunds, Inc. is the investment adviser.

         -OPPENHEIMER CAPITAL APPRECIATION FUND

         Investment Objective: Capital appreciation by investing in "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for increasing demand for their goods or services, or to be developing new products, services or markets, and normally retain a relatively larger portion of their earnings for research, development and investment in capital assets. The Fund may also invest in cyclical industries in "special situations" that OppenheimerFunds, Inc. believes present opportunities for capital growth.

         -OPPENHEIMER GROWTH & INCOME FUND

         Investment Objective: High total return, which includes growth in the value of its shares as well as current income from equity and debt securities. In seeking its investment objectives, the Fund may invest in equity and debt securities. Equity investments will include common stocks, preferred stocks, convertible securities and warrants. Debt investments will include bonds, participation interests, asset backed securities, private-label mortgage-backed securities and CMOs, zero coupon securities and U.S. debt obligations, and cash and cash equivalents. From time to time, the Fund may focus on small to medium capitalization issuers, the securities of which may be subject to greater price volatility than those of larger capitalized issuers.

         -OPPENHEIMER GROWTH FUND

         Investment Objective: Capital appreciation by investing in securities of well-known established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (companies which have an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck Trust") is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of Van Eck Trust are offered only to separate accounts of various insurance companies to fund the benefits of variable insurance and annuity policies. The investment advisor and manager is Van Eck Associates Corporation.

         -WORLDWIDE EMERGING MARKETS FUND

         Investment Objective: Long-term capital appreciation by investing in equity securities in emerging markets around the world. The Fund emphasizes primarily investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth. Peregrine Asset Management (Hong Kong) Limited serves as sub-investment advisor to this Fund.

         -WORLDWIDE HARD ASSETS FUND

         Investment Objective: Long-term capital appreciation by investing primarily in "Hard Asset Securities." For the Fund's purpose, "Hard Assets" are real estate, energy, timber and industrial and precious metals. Income is a secondary consideration.

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

The Van Kampen American Capital Life Investment Trust is an open-end, diversified management investment company organized as a Delaware business trust. Shares are offered in separate portfolios which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the investment adviser.

         -MORGAN STANLEY REAL ESTATE SECURITIES PORTFOLIO

         Investment Objective: Long-term capital growth by investing principally in a diversified portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits, from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Portfolio's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Portfolio may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities.

WARBURG PINCUS TRUST

The Warburg Pincus Trust is an open-end, management investment company organized in March 1995 as a business trust under the laws of the Commonwealth of Massachusetts. It offers shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Portfolios are managed by Warburg, Pincus Asset Management, Inc. ("Warburg")

         -GROWTH & INCOME PORTFOLIO

         Investment Objective: Long-term growth of capital and income by investing primarily in dividend-paying equity securities. Under normal market conditions, the Portfolio will invest substantially all of its assets in equity securities that Warburg considers to be relatively undervalued based upon research and analysis, taking into account factors such as price/earnings ratio, price/book ratio, price/cash flow ratio, earnings growth, debt/capital ratio and multiples of earnings of comparable securities. Although the Portfolio may hold securities of any size, it currently expects to focus on companies with market capitalizations of $1 billion or greater at the time of initial purchase.

         -INTERNATIONAL EQUITY PORTFOLIO

         Investment Objective: Long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of Counsellors have their principal business activities and interest outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

         -POST-VENTURE CAPITAL PORTFOLIO

         Investment Objective: Long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities of "post-venture capital companies." A post-venture capital company is one that has received venture capital financing either: (a) during the early stages of the company's existence or the early stages of the development of a new product or service; or (b) as part of a restructuring or recapitalization of the company. The Portfolio may invest up to 10% of its assets in venture capital and other investment funds.


REINVESTMENT

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy (see "Allocation of Net Premium and Cash Value").

TRANSFERS

The Policy Owner may transfer amounts between the Fixed Account and the Sub-Accounts, without penalty or adjustment, subject to the following requirements. During any Policy Year, the Company reserves the right to restrict such transfers between the Fixed Account and the Sub-Accounts to one transfer per Policy Year.

Transfers made from the Fixed Account must be made within 45 days after the end of an interest rate guarantee period (the period of time for which the current interest crediting rate is guaranteed by the Company). The Company reserves the right to restrict the amount transferred from the Fixed Account to 20% of that portion of the Cash Value attributable to the Fixed Account as of the end of the previous Policy Year.

Transfers made to the Fixed Account may not be made either: (a) prior to the first Policy Anniversary; or (b) within 12 months subsequent to a prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of that portion of the Cash Value attributable to the Sub-Accounts as of the close of business of the prior Valuation Period. The Company further reserves the right to refuse a transfer to the Fixed Account, in the event the Cash Value attributable to the Fixed Account should be greater than or equal to 30% of the Cash Value.


Transfers may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Policy Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner.


Policy Owners who have entered into a dollar cost averaging agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts (the Underlying Mutual Funds) on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or (2) the transfer or exchange instructions of individual Policy Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.


DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer from the Nationwide Separate Account Trust ("NSAT") Money Market Sub-Account, Fixed Account, or the NSAT Government Bond Fund Sub-Account to any other Sub-Account within the Variable Account on a monthly basis or as frequently as otherwise authorized by the Company. This service is intended to allow the Policy Owner to utilize dollar cost averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that dollar cost averaging, will result in a profit or protect against loss in a declining market. To qualify for dollar cost averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. Transfers for purposes of dollar cost averaging can only be made from the NSAT Money Market Sub-Account, Fixed Account, or the NSAT Government Bond Fund Sub-Account. The minimum monthly dollar cost averaging transfer is $100. In addition, dollar cost averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the dollar cost averaging program is requested. Transfers out of the Fixed Account, other than for dollar cost averaging, may be subject to certain additional restrictions (see "Transfers" above). A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the NSAT Money Market Sub-Account, Fixed Account, or the NSAT Government Bond Fund Sub-Account will be processed monthly until either the value in the NSAT Money Market Sub-Account, Fixed Account, or the NSAT Government Bond Fund Sub-Account is completely depleted or the Policy Owner instructs the Company in writing to cancel the transfers.


The Company reserves the right to discontinue offering dollar cost averaging upon 30 days written notice to Policy Owners. However, any such discontinuation would not affect dollar cost averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply only with respect to Cash Value allocated to the Sub-Accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the Underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each Sub-Account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the net asset value of one share of that Underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

The Company will vote Underlying Mutual Fund shares in accordance with instructions received from the Policy Owners. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the Underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount and premium. The minimum Specified Amount is $50,000 ($100,000 in Pennsylvania and New Jersey). Policies may be issued to Insured's who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include a medical examination.

-Premium Payments

The Initial Premium for a Policy is payable in full at the Company's Home Office or to an authorized agent. Upon payment of an Initial Premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of Initial Premium, and delivery of the Policy while the Insured is still living.

Premiums, other than the Initial Premium, may be made at any time while the Policy is in force. Each premium payment must be at least $50. The Company reserves the right to require satisfactory evidence of insurability before accepting any premium payment which results in an increase in the Net Amount at Risk. The Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

Allocation of Net Premium and Cash Value

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. At the time a Policy is issued, its Cash Value will be determined as if the Policy had been issued and the Initial Net Premium is invested on the date such premium was received in good order by the Company.

In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Net Premiums allocated to a sub-account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Net Premiums not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in this prospectus.

SHORT-TERM RIGHT TO CANCEL POLICY

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the amount prescribed by the state in which the Policy was issued within seven days after it receives the Policy. The amount of the refund will be either the Premiums paid or the Cash Surrender Value. The scope of this right varies by state. The exact policy provision approved or used in a particular state will be disclosed in any policy issued.

                                 POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 5.5% of such premium payment during the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium during the first seven Policy Years, and 0% on all premiums thereafter. The Target Premium is a premium level based upon a percentage of the Guideline Level Premium. The Target Premium is the level annual premium amount at which the sales load is reduced on a current basis.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both a current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company expects to pay an average state premium tax rate of approximately 2.25% of premiums for all states, although such tax rates range by state from 0% to 4%. To reimburse the Company for the payment of state premium taxes associated with the Policies, the Company deducts a charge for state premium taxes equal to 2.25% of all premium payments received. This charge may be more or less than the amount actually assessed by the state in which a particular Policy Owner lives. The 1.25% federal tax component is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code (enacted by the Omnibus Budget Reconciliation Act of 1990). The Company does not expect to make a profit from this charge.

DEDUCTIONS FROM CASH VALUE

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

       1.     monthly cost of insurance charges; plus

       2.     monthly cost of any additional benefits provided by riders; plus

       3.     monthly administrative expense charge.

These deductions will be charged proportionately to the Cash Value in each Variable Account Sub-Account and the Fixed Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the Net Amount at Risk. If death benefit Option 1 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will be unisex and will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Male Mortality Table, Age Last Birthday, aggregate as to tobacco status (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the 1980 CSO.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insured's into both standard rate classes and substandard classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. The Company may also issue certain Policies on a "Non Medical", guaranteed issue or simplified issue basis to certain categories of individuals. Due to the underwriting criteria established for Policies issued on a Non Medical basis, actual rates will be higher than the current cost of insurance rates being charged under Policies that are medically underwritten.

-Monthly Administrative Charge

The Company deducts a monthly Administrative Expense Charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. On a current basis this charge is $5.00 per month in all Policy Years. On a guaranteed basis this charge is $10.00 per month in all Policy Years.

DEDUCTIONS FROM THE SUB-ACCOUNTS

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risks assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.


To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a daily basis from the assets of the Variable Account a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this rate will be 0.40% during the first through fourth Policy Years, 0.25% during the fifth through twentieth Policy Years, and 0.10% thereafter. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges.


The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts of the Variable Account (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

REDUCTION OF CHARGES (POLICY AND SUB-ACCOUNTS)

The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, mortality and expense risk charges, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insured's, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insured's, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company is rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

EXPENSES OF THE UNDERLYING MUTUAL FUNDS

Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:


                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES1
             (as a percentage of underlying Mutual Fund net assets)

--------------------------------------------------------------------------------------------------------
                                                   Management                               Total Mutual
                                                      Fees            Other Expenses       Fund Expenses
--------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          0.70%                0.00%                0.70%
American Century VP Income & Growth
--------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          1.50%                0.00%                1.50%
American Century VP International
--------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -          1.00%                0.00%                1.00%
American Century VP Value
--------------------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth               0.72%                0.24%                0.96%
Fund, Inc.*
--------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund, Inc.                        0.25%                0.05%                0.30%
--------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund - Capital            0.75%                0.09%                0.84%
Appreciation Portfolio
--------------------------------------------------------------------------------------------------------
Fidelity VIP Fund - Equity-Income                     0.51%                0.17%                0.68%
Portfolio:  Service Class***
--------------------------------------------------------------------------------------------------------
Fidelity VIP Fund - Growth Portfolio:                 0.61%                0.18%                0.79%
Service Class***
--------------------------------------------------------------------------------------------------------
Fidelity VIP Fund - High Income Portfolio:            0.59%                0.22%                0.81%
Service Class***
--------------------------------------------------------------------------------------------------------
Fidelity VIP Fund - Overseas Portfolio:               0.76%                0.27%                1.03 %
Service Class***
--------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II - Contrafund                     0.61%                0.23%                0.84%
Portfolio:  Service Class***
--------------------------------------------------------------------------------------------------------
Fidelity VIP Fund III - Growth Opportunities          0.61%                0.26%                0.87%
Portfolio:  Service Class***
--------------------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc. -                0.80%                0.50%                1.30%
Emerging Markets Debt Portfolio
--------------------------------------------------------------------------------------------------------
NSAT Capital Appreciation Fund                        0.65%                0.03%                0.68%
--------------------------------------------------------------------------------------------------------
NSAT Government Bond Fund                             0.55%                0.02%                0.57%
--------------------------------------------------------------------------------------------------------
NSAT Money Market Fund                                0.45%                0.02%                0.47%
--------------------------------------------------------------------------------------------------------
NSAT Total Return Fund                                0.65%                0.02%                0.67%
--------------------------------------------------------------------------------------------------------
NSAT Nationwide Balanced Fund**                       0.75%                0.15%                0.90%
--------------------------------------------------------------------------------------------------------
NSAT Nationwide Equity Income Fund**                  0.80%                0.15%                0.95%
--------------------------------------------------------------------------------------------------------
NSAT Nationwide Global Equity Fund**                  1.00%                0.20%                1.20%
--------------------------------------------------------------------------------------------------------
NSAT Nationwide High Income Bond Fund**               0.80%                0.15%                0.95%
--------------------------------------------------------------------------------------------------------
NSAT Nationwide Multi-Sector Bond Fund**              0.75%                0.15%                0.90%
--------------------------------------------------------------------------------------------------------
NSAT Nationwide Select Advisers Mid Cap               1.05%                0.15%                1.20%
Fund**
--------------------------------------------------------------------------------------------------------
NSAT Nationwide Small Cap Value Fund**                0.97%                0.08%                1.05%
--------------------------------------------------------------------------------------------------------
NSAT Nationwide Small Company Fund                    1.00%                0.10%                1.10%
--------------------------------------------------------------------------------------------------------
NSAT Nationwide Strategic Growth Fund**               0.90%                0.10%                1.00%
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
NSAT Nationwide Strategic Value Fund                  0.90%                0.10%                1.00%
--------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Guardian Portfolio             0.55%                0.45%                1.00%
--------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Mid-Cap Growth                 0.55%                0.45%                1.00%
Portfolio
--------------------------------------------------------------------------------------------------------
Neuberger & Berman AMT Partners Portfolio             0.84%                0.11%                0.95%
--------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.72%                0.03%                0.75%
Oppenheimer Capital Appreciation Fund
--------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.75%                0.04%                0.79%
Oppenheimer Growth Fund*
--------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Funds -                  0.75%                0.25%                1.00%
Oppenheimer Growth & Income Fund
--------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust -                   1.00%                0.27%                1.27%
Worldwide Emerging Markets Fund*
--------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust -                   1.00%                0.11%                1.11%
Worldwide Hard Assets Fund
--------------------------------------------------------------------------------------------------------
Van Kampen American Capital Life Investment           0.80%                0.30%                1.10%
Trust - Morgan Stanley Real Estate
Securities Portfolio*
--------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - Growth & Income                0.65%                0.35%                1.00%
Portfolio
--------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - International Equity           0.96%                0.40%                1.36%
Portfolio*
--------------------------------------------------------------------------------------------------------
Warburg Pincus Trust - Post-Venture Capital           0.62%                0.78%                1.40%
Portfolio*
--------------------------------------------------------------------------------------------------------

---------------------------------------

 1 The Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against Variable Account assets or reductions from Cash Values. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company. The management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

* The investment advisers for the indicated underlying Mutual Funds have voluntarily agreed to reimburse a portion of the management fees and/or other operating expenses resulting in a reduction of the total expenses. Absent any such partial reimbursements, "Management Fees" and "Other Expenses" would have been 0.75% and 0.24% for the Dreyfus Socially Responsible Growth Fund, Inc.; 0.75% and 0.06% for the Oppenheimer Variable Account Funds - Oppenheimer Growth Fund; 1.00% and 0.27% for the Van Kampen American Capital Life Investment Trust-Morgan Stanley Real Estate Securities Portfolio; 1.00% and 0.40% for the Warburg Pincus Trust - International Equity Portfolio; and 1.25% and 0.82% for the Warburg Pincus Trust - Post-Venture Capital Portfolio.

** The Advisers have agreed with the Trust to waive management fees or to reimburse expenses incurred by each fund to the extent necessary to limit the total expense ratio for each fund to the following maximum rate calculated on the average net assets of each fund: NSAT Nationwide Balanced Fund - 0.90%; NSAT Nationwide Equity Income Fund - 0.95%; NSAT Nationwide High Income Bond Fund - 0.95%; NSAT Nationwide Multi-Sector Bond Fund - 1.20%; NSAT Nationwide Select Advisers Mid Cap Fund - 1.20%; NSAT Nationwide Small Cap Value Fund - 1.20%; and NSAT Nationwide Strategic Growth Fund - 1.00%. In addition, the Advisers of the following Underlying Mutual Funds have agreed to waive management fees or to reimburse expenses incurred by each Underlying Mutual Fund to the extent necessary to limit the total expense ratio to the following maximum rate calculated on the average net assets: Neuberger & Berman AMT-Guardian Portfolio - 1.00%; Neuberger & Berman AMT - Mid-Cap Growth Portfolio - 1.00%; and Warburg Pincus Trust - Growth & Income Portfolio - 1.00%.

*** The "Other Expenses" reflect the payment of 0.10% pursuant to a Rule 12b-1 Plan adopted by the underlying Mutual Funds.

                            HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The net investment factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:

(a)    is the net of:


       (1) the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

       (2) the per share amount of any dividend or income distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the Net Asset Value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period.


(c) is a factor representing the daily mortality and expense risk charge deducted from the Variable Account. Such factor is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this annual effective rate will be 0.40% during the first through fourth Policy Years, 0.25% during the fifth through twentieth Policy Years, and 0.10% thereafter.


For Underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the net investment factor allows for the monthly reinvestment of these daily dividends.


The net investment factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. Currently, the Company does not maintain a tax reserve with respect to the Policies since income with respect to the Underlying Mutual Funds is not taxable to the Company or the Variable Account. The Company reserves the right to adjust the calculation of the net investment factor to reflect a tax reserve should such income or other items become taxable to the Company in the future. It should be noted that changes in the net investment factor may not be directly proportional to changes in the Net Asset Value of Underlying Mutual Fund shares, because of the deduction for mortality and expense risk charge, and any charge or credit for tax reserves.


VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their Net Asset Value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate will never be less than 3%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed. Where permitted, the Company will require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or a Savings and Loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date.

PARTIAL SURRENDERS

After the Policy has been in force for one year, the Policy Owner may request a partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

     1.   The minimum partial surrender is $500;

     2. The partial surrender may not reduce the Specified Amount to less than $50,000;

     3. After the partial surrender, the Cash Surrender Value is greater than $500 or an amount equal to three times the current monthly deduction, if higher; and

     4. After the partial surrender, the Policy continues to qualify as life insurance.

When a partial surrender is made, the Cash Value will be reduced by the amount of the partial surrender. Further, the Specified Amount will be reduced by the amount necessary to prevent any increase to the Net Amount at Risk, unless the Policy Owner elects that the partial surrender be treated as a preferred partial surrender. (Any such reduction to the Specified Amount will be done in the manner as set forth below).

-Preferred Partial Surrenders

A partial surrender may be considered a preferred partial surrender if the following conditions are met: (1) such surrender occurs before the 15th Policy Anniversary; and (2) the surrender amount plus the amount of any previous preferred policy surrenders in that same Policy Year does not exceed 10% of the Cash Surrender Value as of the beginning of the Policy Year.

-Reduction of the Specified Amount

When a partial surrender is made, in addition to the Cash Value being reduced by the amount of the partial surrender, the Specified Amount also is reduced, except for a preferred partial surrender. The reduction to the Specified Amount will be made in the following order: (1) against the most recent increase in the Specified Amount; (2) against the next most recent increases in the Specified Amount in succession; and (3) against the Specified Amount under the original application.

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.


In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided, (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value exceeds the employer's interest in the Policy. Participants should consult with the sponsor or the administrator of the Plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.


                                  POLICY LOANS
TAKING A POLICY LOAN

After the first Policy Year, the Policy Owner may take a Policy loan using the Policy as security. Maximum Policy Indebtedness is limited to 90% of the Cash Value in the Sub-Accounts of the Variable Account plus 100% of the Cash Value in the Fixed Account plus 100% of the Cash Value in the Policy Loan Account. The Company will not grant a loan for an amount less than $500 (unless otherwise required by state law). Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Cash Surrender Value or the maturity value, respectively.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed. Where permitted, the Company will require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange; or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Variable Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

On a current and guaranteed basis, any Cash Value allocated to the Policy Loan Account will be credited with an annual effective rate of 3.0% in Policy Years 2 and thereafter. The loan interest rate is guaranteed to not exceed 3.75% per year for all Policy loans. On a current basis, the loan interest rate is 3.4% in Policy Years one through four, 3.25% in Policy Years five through twenty, and 3.10% thereafter. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.


Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the Fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during the Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES

CALCULATION OF THE DEATH BENEFIT

At issue, the Policy Owner selects the Specified Amount, death benefit option, and definition of life insurance (Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test) pursuant to Section 7702 of the Code.

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner may choose one of three death benefit options.

Under Option 1, the death benefit will be the greater of the Specified Amount or the applicable percentage of cash value. Under Option 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations.

Under Option 2, the death benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or the applicable percentage of cash value and will vary directly with the investment performance.

Under Option 3, the death benefit is the greater of: the applicable percentage of the Cash Value (see Table below) as of the date of death; or the Specified Amount plus the lesser of either: (i) the maximum increase amount shown on the Policy, or (ii) the amount of all premium payments and interest accrued at the Option 3 interest rate as shown in the Policy, accumulated up to the date of death, less any partial surrenders and applicable interest accrued at the Option 3 interest rate as shown in the Policy. Once elected, Option 3 is irrevocable.

The "Applicable Percentage" for the Guideline Premium/Cash Value Corridor Test is in the Tables below:

                    APPLICABLE PERCENTAGE OF CASH VALUE TABLE

    Attained         Percentage         Attained        Percentage         Attained        Percentage
       Age          of Cash Value         Age          of Cash Value         Age          of Cash Value
      0-40              250%               60              130%               80              105%
       41               243%               61              128%               81              105%
       42               236%               62              126%               82              105%
       43               229%               63              124%               83              105%
       44               222%               64              122%               84              105%

       45               215%               65              120%               85              105%
       46               209%               66              119%               86              105%
       47               203%               67              118%               87              105%
       48               197%               68              117%               88              105%
       49               191%               69              116%               89              105%

       50               185%               70              115%               90              105%
       51               178%               71              113%               91              104%
       52               171%               72              111%               92              103%
       53               164%               73              109%               93              102%
       54               157%               74              107%               94              101%

       55               150%               75              105%               95              101%
       56               146%               76              105%               96              101%
       57               142%               77              105%               97              101%
       58               138%               78              105%               98              101%
       59               134%               79              105%               99              101%



The "Applicable Percentage" for the Cash Value Accumulation Test is the Table below:

    Attained         Percentage         Attained        Percentage         Attained        Percentage
       Age          of Cash Value         Age          of Cash Value         Age          of Cash Value
       16              708.43%             44             292.29%             72             141.69%
       17              687.69%             45             283.37%             73             139.10%
       18              667.85%             46             274.79%             74             136.66%
       19              648.73%             47             266.55%             75             134.38%

       20              630.14%             48             258.61%             76             133.56%
       21              611.94%             49             250.98%             77             132.83%
       22              594.06%             50             243.65%             78             132.18%
       23              576.45%             51             236.59%             79             131.58%
       24              559.07%             52             229.82%             80             131.04%
       25              541.95%             53             223.34%             81             130.55%

       26              525.08%             54             217.13%             82             130.12%

       27              508.52%             55             211.19%             83             127.37%
       28              492.32%             56             205.51%             84             124.75%
       29              476.49%             57             200.06%             85             122.26%
       30              461.08%             58             194.84%             86             119.89%

       31              446.10%             59             189.84%             87             117.63%
       32              431.57%             60             185.03%             88             115.44%


    Attained         Percentage         Attained        Percentage         Attained        Percentage
       Age          of Cash Value         Age          of Cash Value         Age          of Cash Value
       33              417.50%             61             180.43%             89             113.31%
       34              403.89%             62             176.02%             90             112.35%
       35              390.73%             63             171.81%             91             111.38%

       36              378.03%             64             167.80%             92             110.38%
       37              365.79%             65             163.98%             93             109.32%
       38              354.01%             66             160.34%             94             108.18%
       39              342.67%             67             156.86%             95             106.94%
       40              331.77%             68             153.54%             96             105.62%

       41              321.30%             69             150.37%             97             104.27%
       42              311.24%             70             147.33%             98             102.99%
       43              301.57%             71             144.44%             99             101.98%

In the event the Policy Owner has a substandard rating, the above percentages will differ.

PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the Insured's death will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age", and "Suicide").

                               RIGHT OF CONVERSION

The Policy Owner may at any time, upon written request to the Company within 24 months of the Policy Date, make an irrevocable, one-time election to transfer all Sub-Account Cash Values to the Fixed Account. The Right of Conversion provision is subject to state availability.

                          CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy Owner may elect to transfer all Sub-Account Cash Value to the Fixed Account. No transfer charges will be assessed. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

                                  GRACE PERIOD

If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current Policy Charges, a Grace Period of 61 days from the Monthly Anniversary Day will be allowed for the payment of a premium equal to three times the current monthly deduction. The Company will send a notice at the start of the Grace Period to the Policy Owner's address as indicated on the application or the last address specified. If the required premium is not paid by the end of the Grace Period, the Policy will terminate without value. If the Insured dies during the Grace Period, the Company will pay the Death Proceeds.

                                  REINSTATEMENT

If the Grace Period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

     1. submitting a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date;

     2.   providing evidence of insurability satisfactory to the Company;

     3. paying sufficient premium to cover all Policy Charges that were due and unpaid during the Grace Period;

     4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

     5. paying or reinstating any Indebtedness against the Policy which existed at the end of the Grace Period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If the Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the Cash Value at the end of the Grace Period.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the Grace Period.

                            THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the Company's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's General Account. The Company's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                     CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Company's Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

     1.   the request must be applied for in writing;

     2.   satisfactory evidence of insurability must be provided;

     3.   the increase must be for a minimum of $10,000;

     4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

     5.   age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the supplemental application unless a different date is requested by the Policy Owner. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

SPECIFIED AMOUNT DECREASES

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Any such decrease shall reduce insurance in the following order:

     1.   against insurance provided by the most recent increase;

     2.   against the next most recent increases successively; and

     3.   against insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:

     1. reduce the Specified Amount to less than $50,000 ($100,000 in New Jersey and Pennsylvania); or

     2.   disqualify the Policy as a contract for life insurance.

CHANGES IN THE DEATH BENEFIT OPTION

After the first Policy Year, the Policy Owner may elect to change the death benefit option under the Policy from either Option 1 to Option 2, or from Option 2 to Option 1. Initial elections to Option 3 are irrevocable. Accordingly, such changes to or from Option 3 are not permitted. Only one change of death benefit option is permitted per Policy Year. The effective date of such change will be the Monthly Anniversary Day following the date such change is approved by the Company.

In order for any such change in the death benefit option to become effective, the Cash Surrender Value, after such change, must be sufficient to keep the Policy in force for at least three months subsequent to said change.

The Company will adjust the Specified Amount such that the Net Amount at Risk remains constant. Any such change which would result in the Specified Amount being reduced to an amount in which the total premiums paid exceed the premium limit required by applicable state law to qualify the Policy as a contract for life insurance will not be permitted.

                             OTHER POLICY PROVISIONS

POLICY OWNER

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insured's, the Death Proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for 2 years from its effective date.

ERROR IN AGE

If the age of the Insured has been misstated, the affected benefits will be adjusted. The amount of the death benefit will be (1) multiplied by (2) and then the result added to (3), where:

     1. is the amount of the death benefit at the time of the Insured's death reduced by the amount of the Cash Value at the time of the Insured's death;

     2. is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age in the policy month of death; and

     3.   is the Cash Value at the time of the Insured's death.

SUICIDE

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

These are nonparticipating Policies on which no dividends are payable. The Policies do not share in the profits or surplus earnings of the Company.


RIDERS

A rider may be added as an addition to the Policy. Riders currently include:

         1.       Base Insured Term Rider;
         2.          Change of Insured Rider; and
         3.       Additional Protection Rider.

Rider availability varies by state.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                          DISTRIBUTION OF THE POLICIES


The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VL Separate Account-C, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.


NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, which are open-end management investment companies.

Gross first year commissions plus any expense allowance payments made by the Company on the sale of these Policies distributed by the General Distributor will not exceed 40% of the Target Premium plus 5% of any excess premium payments in year one and 25% of the Target Premium plus 5% on the excess premium in years two through four. Gross renewal commissions paid at the beginning of Policy Year five and beyond by the Company will not exceed 2.5% of actual premium payments plus an annual effective rate of 0.20%, paid quarterly, of the Cash Value as of the end the prior quarter.

                               CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                   TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.


Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code states that taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill or chronically ill individuals) are subject to federal income taxes a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are excludable from gross income.


The Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the Internal Revenue Service have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

- Non-Resident Aliens

Distributions of income to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the Distribution and remit it to the Internal Revenue Service. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, for any Distribution made after December 31, 1997, the NRA must obtain an individual Taxpayer Identification Number from the Internal Revenue Service, and furnish that number to the Company prior to the Distribution. If the Company does not have the proper proof of citizenship or residency and (for Distributions after December 31, 1997) a proper individual Taxpayer Identification Number prior to any Distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if not taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. The Variable Account will not be taxed separately from the Company as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under Ohio law, in general, variable account assets are immune from the claims of the general creditors of the Company to the extent of the reserves and other policy liabilities.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable

Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate Company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the Internal Revenue Service, is general and is not intended as tax advice.

In the recent past, the Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Policies. It is reasonable to believe that such proposals, and other proposals will be considered in the future, and some may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, or Beneficiary or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Proceeds, or other Distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively. There is no way of predicting if when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.

                                   THE COMPANY

The life insurance business, which includes product lines in health insurance and annuities, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company serves as depositor for the Nationwide Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-3, Nationwide Variable Account-4, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Fidelity Advisor Variable Account, Nationwide Variable Account-8, Nationwide Variable Account-9, MFS Variable Account, Nationwide Multi-Flex Variable Account, Nationwide VLI Separate Account, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-4, NACo Variable Account, Nationwide DC Variable Account and the Nationwide DCVA-II, each of which is a registered investment company, and each of which is a separate investment account of the Company.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance Company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.

                               COMPANY MANAGEMENT

Nationwide Life Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise. The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Financial Services, Inc. is the sole shareholder of Nationwide Life.

DIRECTORS OF THE COMPANY
                                  Director
              Name                  Since   Principal Occupation
Lewis J. Alphin                     1993    Farm Owner and Operator (1)
Keith W. Eckel                      1996    Partner, Fred W. Eckel Sons; President,
                                            Eckel Farms, Inc. (1)
Willard J. Engel                    1994    General Manager Lyon County Co-Operative
                                            Oil Company (1)
Fred C. Finney                      1992    Owner and Operator, Moreland Fruit Farm;
                                            Operator, Melrose Orchard (1)
Charles L. Fuellgraf, Jr. * +       1969    Chief Executive Officer, Fuellgraf Electric
                                            Company. (1)
Joseph J. Gasper*+                  1996    President and Chief Operating Officer,
                                            Nationwide Life and Annuity Insurance
                                            Company and Nationwide Life and Annuity
                                            Insurance Company. (2)
Henry S. Holloway *+                1986    Farm Owner and Operator (1)
Dimon Richard McFerson *+           1988    Chairman and Chief Executive Officer, Nationwide
                                            Insurance Enterprise (2)
David O. Miller *+                  1985    President, Owen Potato Farm, Inc.; Partner,
                                            M&M Enterprises (1)
C. Ray Noecker                      1994    Owner and Operator, Noecker Farms (1)
James F. Patterson +                1989    Vice President, Pattersons, Inc.;
                                            President, Patterson Farms, Inc. (1)
Arden L. Shisler *+                 1984    President and Chief Executive Officer, K&B
                                            Transport, Inc. (1)
Robert L. Stewart                   1989    Owner and Operator, Sunnydale Farms and Mining (1)
Nancy C. Thomas *                   1986    Farm Owner and Operator. (1)
Harold W. Weihl                     1990    Farm Owner and Operator, Weihl Farms (1)

*Member, Executive                          +Member, Investment Committee
 Committee

1)     Principal occupation for last five years.
2) Prior to assuming this current position, Messrs. McFerson and Gasper held other executive management positions with the companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life and Annuity Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. Holloway, McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment Company. Mr. McFerson is trustee of Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY

NAME                                        OFFICE HELD

Dimon Richard McFerson                      Chairman and Chief Executive
                                            Officer-Nationwide Insurance
                                            Enterprise

Joseph J. Gasper                            President and Chief Operating
                                            Officer

Gordon E. McCutchan                         Executive Vice President, Law and
                                            Corporate Services


Robert A. Oakley                            Executive Vice President-Chief
                                            Financial Officer

Robert J. Woodward, Jr.                     Executive Vice President-Chief
                                            Investment Officer


James E. Brock                              Senior Vice President - Corporate
                                            Development


W. Sidney Druen                             Senior Vice President and General
                                            Counsel and Assistant Secretary

Harvey S. Galloway, Jr.                     Senior Vice President and Chief
                                            Actuary

Richard A. Karas                            Senior Vice President - Sales and
                                            Financial Services


Susan A. Wolken                             Senior Vice President - Life
                                            Company Operations


Mark R. Thresher                            Vice President - Controller

Duane M. Campbell                           Vice President - Treasurer


Dennis W. Click                             Vice President - Secretary


Mr. Gasper is also President and Chief Operating Officer of Nationwide Life and Annuity Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life and Annuity Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Thresher, who joined the Registrant in 1996. From 1988-1996, Mr. Thresher served as a partner in the accounting firm KPMG Peat Marwick LLP and lead partner for Nationwide Insurance Enterprise from 1993 to March, 1996.

                      OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the address specified on the application or any address provided subsequent to the application, an annual statement showing the amount of the current death benefit, the Cash
Value, and Cash Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each Sub-Account of the Variable Account, and any Policy Indebtedness.


Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the Investment Company Act of 1940.


In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                   ADVERTISING


The Company is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Policies. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.


                                LEGAL PROCEEDINGS


From time to time the Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.


In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. In February 1997, Nationwide Life was named as a defendant in a lawsuit filed in New York Supreme Court also related to the sale of whole life policies on a "vanishing premium" basis (John H. Snyder v. Nationwide Mutual Insurance Company, Nationwide Mutual Insurance Co. and Nationwide Life Insurance Co.). The plaintiff in such lawsuit seeks to represent a national class of Nationwide Life policyholders and claims unspecified compensatory and punitive damages. This lawsuit is in an early stage and has not been certified as a class action. Nationwide Life intends to defend this case vigorously. There can be no assurance that any future litigation relating to pricing and sales practices will not have a material adverse effect on the Company.

The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any material litigation of any nature.

                                     EXPERTS

The financial statements have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                 LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43215. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                   APPENDIX 1

                          ILLUSTRATIONS OF CASH VALUES,
                             CASH SURRENDER VALUES,
                               AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and death benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or death benefit option.


The amounts shown for the Cash Value, Cash Surrender Value and death benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the daily charges made against the assets of the Sub-Accounts for assuming mortality and expense risks. The guaranteed mortality and expense risk charges for Policy Years one through four are equivalent to an annual effective rate of 0.75% of the daily net asset value of the Variable Account. The current mortality and expense risk charges for Policy Years one through four are equivalent to an annual effective rate of 0.40% of the daily net asset value of the Variable Account. The current mortality and expense risk charges for Policy Years five through twenty are equivalent to an annual effective rate of 0.25% of the daily net asset value of the Variable Account. The current mortality and expense risk charges for Policy Years twenty-one and beyond are equivalent to an annual effective rate of 0.10% of the daily net asset value of the Variable Account. In addition, the net investment returns also reflect the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.90% of the daily net asset value of the Variable Account. This effective rate is based on the average of the fund expenses for all mutual fund options available under the policy as of October 22, 1997.

Considering current charges for mortality and expense risks and Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.30, 4.70% and 10.70% for Policy Years one through four, and rates of -1.15%, 4.85% and 10.85%, for Policy Years five through twenty, and rates of -1.00%, 5.00% and 11.00%, for Policy Years twenty-one and beyond. Considering guaranteed charges for mortality and expense risks and Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.65%, 4.35% and 10.35%, for all Policy Years.


The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death benefits than those illustrated.

The illustrations also reflect the fact that the Company deducts a sales load from each premium payment received guaranteed not to exceed 5.5% of each premium payment for the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium in the first seven Policy Years, and 0% on all premiums thereafter. The Company also deducts a tax expense charge of 3.5%, both current and guaranteed, from all premium payments. The illustrations also reflect the fact that the Company deducts a charge for state premium taxes at a rate of 2.25% and for federal tax at a rate of 1.25% (imposed under Section 848 of the Code) of all premium payments.

In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is currently $5.00 per month and guaranteed not to exceed $10.00. The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, smoking classification, rating classification and premium payment requested.

                       $100,000 ANNUAL PREMIUM FOR 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                 CURRENT VALUES


           PREMIUMS        0% HYPOTHETICAL                           6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
POLICY     INTEREST   CONTRACT   SURRENDER    DEATH     CONTRACT  SURRENDER    DEATH     CONTRACT  SURRENDER     DEATH
  YEAR       AT 5%       VALUE      VALUE     BENEFIT     VALUE      VALUE     BENEFIT     VALUE      VALUE      BENEFIT
        1    105,000      87,973     90,116  1,703,050     93,358     95,501  1,703,050     98,745    100,888    1,703,050
        2    215,250     174,541    176,684  1,703,050    190,783    192,926  1,703,050    207,670    209,813    1,703,050
        3    331,013     260,057    260,057  1,703,050    292,828    292,828  1,703,050    328,245    328,245    1,703,050
        4    452,563     344,488    344,488  1,703,050    399,678    399,678  1,703,050    461,696    461,696    1,703,050
        5    580,191     428,425    428,425  1,703,050    512,284    512,284  1,703,050    610,298    610,298    1,703,050

        6    714,201     511,353    511,353  1,703,050    630,358    630,358  1,703,050    774,770    774,770    1,887,649
        7    854,911     593,340    593,340  1,703,050    754,109    754,109  1,784,147    955,930    955,930    2,261,636
        8    897,656     582,320    582,320  1,703,050    786,308    786,308  1,807,093  1,053,187  1,053,187    2,420,434
        9    942,539     571,033    571,033  1,703,050    819,770    819,770  1,830,792  1,160,182  1,160,182    2,591,035
       10    989,666     559,430    559,430  1,703,050    854,523    854,523  1,855,341  1,277,853  1,277,853    2,774,475

       11  1,039,150     547,500    547,500  1,703,050    890,636    890,636  1,880,844  1,407,280  1,407,280    2,971,893
       12  1,091,107     535,197    535,197  1,703,050    928,148    928,148  1,907,343  1,549,606  1,549,606    3,184,440
       13  1,145,662     522,503    522,503  1,703,050    967,129    967,129  1,934,838  1,706,133  1,706,133    3,413,290
       14  1,202,945     509,372    509,372  1,703,050  1,007,632  1,007,632  1,963,270  1,878,257  1,878,257    3,659,597
       15  1,263,093     495,616    495,616  1,703,050  1,049,602  1,049,602  1,992,459  2,067,297  2,067,297    3,924,349

       16  1,326,247     481,136    481,136  1,703,050  1,093,062  1,093,062  2,022,493  2,274,827  2,274,827    4,209,112
       17  1,392,560     465,814    465,814  1,703,050  1,138,032  1,138,032  2,053,237  2,502,553  2,502,553    4,515,106
       18  1,462,188     449,480    449,480  1,703,050  1,184,501  1,184,501  2,084,840  2,752,261  2,752,261    4,844,255
       19  1,535,297     431,953    431,953  1,703,050  1,232,460  1,232,460  2,117,489  3,025,885  3,025,885    5,198,773
       20  1,612,062     413,057    413,057  1,703,050  1,281,920  1,281,920  2,150,933  3,325,569  3,325,569    5,579,972

       21  1,692,665     394,774    394,774  1,703,050  1,335,923  1,335,923  2,190,513  3,661,946  3,661,946    6,004,493
       22  1,777,298     376,474    376,474  1,703,050  1,392,759  1,392,759  2,233,011  4,033,961  4,033,961    6,467,649
       23  1,866,163     357,031    357,031  1,703,050  1,451,872  1,451,872  2,277,406  4,443,333  4,443,333    6,969,812
       24  1,959,471     335,925    335,925  1,703,050  1,513,115  1,513,115  2,323,237  4,893,023  4,893,023    7,512,748
       25  2,057,445     312,946    312,946  1,703,050  1,576,553  1,576,553  2,370,504  5,386,893  5,386,893    8,099,733

       26  2,160,317     287,835    287,835  1,703,050  1,642,238  1,642,238  2,419,509  5,929,122  5,929,122    8,735,375
       27  2,268,333     260,345    260,345  1,703,050  1,710,256  1,710,256  2,470,123  6,524,388  6,524,388    9,423,173
       28  2,381,750     230,158    230,158  1,703,050  1,780,670  1,780,670  2,523,032  7,177,712  7,177,712   10,170,100
       29  2,500,837     196,875    196,875  1,703,050  1,853,532  1,853,532  2,578,078  7,894,532  7,894,532   10,980,504
       30  2,625,879     160,022    160,022  1,703,050  1,928,876  1,928,876  2,636,002  8,680,686  8,680,686   11,863,025

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       $100,000 ANNUAL PREMIUM FOR 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                GUARANTEED VALUES

           PREMIUMS        0% HYPOTHETICAL                           6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
 POLICY   INTEREST   CONTRACT    SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
  YEAR     AT 5%       VALUE       VALUE     BENEFIT      VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      81,804      83,947  1,703,050      86,939     89,082  1,703,050      92,079     94,222  1,703,050
       2    215,250     162,060     164,203  1,703,050     177,411    179,554  1,703,050     193,381    195,524  1,703,050
       3    331,013     240,818     240,818  1,703,050     271,628    271,628  1,703,050     304,952    304,952  1,703,050
       4    452,563     318,117     318,117  1,703,050     369,810    369,810  1,703,050     427,954    427,954  1,703,050
       5    580,191     393,976     393,976  1,703,050     472,176    472,176  1,703,050     563,678    563,678  1,703,050

       6    714,201     468,422     468,422  1,703,050     578,979    578,979  1,703,050     713,577    713,577  1,738,559
       7    854,911     541,443     541,443  1,703,050     690,462    690,462  1,703,050     877,092    877,092  2,075,111
       8    897,656     522,801     522,801  1,703,050     711,259    711,259  1,703,050     955,774    955,774  2,196,559
       9    942,539     503,355     503,355  1,703,050     732,313    732,313  1,703,050   1,041,054  1,041,054  2,324,986
      10    989,666     482,981     482,981  1,703,050     753,591    753,591  1,703,050   1,133,421  1,133,421  2,460,884

      11  1,039,150     461,562     461,562  1,703,050     775,077    775,077  1,703,050   1,233,415  1,233,415  2,604,726
      12  1,091,107     438,986     438,986  1,703,050     796,765    796,765  1,703,050   1,341,636  1,341,636  2,757,063
      13  1,145,662     415,134     415,134  1,703,050     818,655    818,655  1,703,050   1,458,738  1,458,738  2,918,351
      14  1,202,945     389,865     389,865  1,703,050     840,742    840,742  1,703,050   1,585,421  1,585,421  3,089,034
      15  1,263,093     362,988     362,988  1,703,050     863,001    863,001  1,703,050   1,722,402  1,722,402  3,269,635

      16  1,326,247     334,244     334,244  1,703,050     885,376    885,376  1,703,050   1,870,394  1,870,394  3,460,790
      17  1,392,560     303,295     303,295  1,703,050     907,785    907,785  1,703,050   2,030,107  2,030,107  3,662,719
      18  1,462,188     269,748     269,748  1,703,050     930,136    930,136  1,703,050   2,202,267  2,202,267  3,876,209
      19  1,535,297     233,157     233,157  1,703,050     952,337    952,337  1,703,050   2,387,626  2,387,626  4,102,180
      20  1,612,062     193,032     193,032  1,703,050     974,303    974,303  1,703,050   2,587,009  2,587,009  4,340,743

      21  1,692,665     148,890     148,890  1,703,050     995,985    995,985  1,703,050   2,801,365  2,801,365  4,593,398
      22  1,777,298     100,208     100,208  1,703,050   1,017,350  1,017,350  1,703,050   3,031,751  3,031,751  4,860,806
      23  1,866,163      46,413      46,413  1,703,050   1,038,375  1,038,375  1,703,050   3,279,349  3,279,349  5,143,987
      24  1,959,471           0           0          0   1,059,009  1,059,009  1,703,050   3,545,373  3,545,373  5,443,566
      25  2,057,445           0           0          0   1,079,135  1,079,135  1,703,050   3,830,967  3,830,967  5,760,242

      26  2,160,317           0           0          0   1,098,577  1,098,577  1,703,050   4,137,162  4,137,162  6,095,281
      27  2,268,333           0           0          0   1,117,090  1,117,090  1,703,050   4,464,907  4,464,907  6,448,664
      28  2,381,750           0           0          0   1,134,370  1,134,370  1,703,050   4,814,977  4,814,977  6,822,341
      29  2,500,837           0           0          0   1,150,082  1,150,082  1,703,050   5,188,199  5,188,199  7,216,267
      30  2,625,879           0           0          0   1,163,924  1,163,924  1,703,050   5,585,598  5,585,598  7,633,278

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       $100,000 ANNUAL PREMIUM FOR 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                 CURRENT VALUES

           PREMIUMS        0% HYPOTHETICAL                           6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
 POLICY   INTEREST   CONTRACT   SURRENDER     DEATH     CONTRACT   SURRENDER    DEATH    CONTRACT   SURRENDER     DEATH
  YEAR     AT 5%       VALUE      VALUE      BENEFIT     VALUE       VALUE     BENEFIT     VALUE      VALUE      BENEFIT
       1    105,000      87,773     89,916   1,790,823     93,146      95,289 1,796,196      98,521    100,664   1,801,571
       2    215,250     173,897    176,039   1,876,947    190,074     192,216 1,893,124     206,892    209,035   1,909,942
       3    331,013     258,730    258,730   1,961,780    291,307     291,307 1,994,357     326,512    326,512   2,029,562
       4    452,563     342,210    342,210   2,045,260    396,965     396,965 2,100,015     458,486    458,486   2,161,536
       5    580,191     424,873    424,873   2,127,923    507,889     507,889 2,210,939     604,896    604,896   2,307,946

       6    714,201     506,162    506,162   2,209,212    623,682     623,682 2,326,732     766,547    766,547   2,469,597
       7    854,911     586,114    586,114   2,289,164    744,602     744,602 2,447,652     945,099    945,099   2,648,149
       8    897,656     572,959    572,959   2,276,009    773,602     773,602 2,476,652   1,039,565  1,039,565   2,742,615
       9    942,539     559,424    559,424   2,262,474    803,445     803,445 2,506,495   1,143,598  1,143,598   2,846,648
      10    989,666     545,447    545,447   2,248,497    834,103     834,103 2,537,153   1,258,155  1,258,155   2,961,205

      11  1,039,150     531,026    531,026   2,234,076    865,608     865,608 2,568,658   1,384,356  1,384,356   3,087,406
      12  1,091,107     516,108    516,108   2,219,158    897,940     897,940 2,600,990   1,523,387  1,523,387   3,226,437
      13  1,145,662     500,683    500,683   2,203,733    931,123     931,123 2,634,173   1,676,609  1,676,609   3,379,659
      14  1,202,945     484,702    484,702   2,187,752    965,141     965,141 2,668,191   1,845,456  1,845,456   3,595,686
      15  1,263,093     467,918    467,918   2,170,968    999,772     999,772 2,702,822   2,031,131  2,031,131   3,855,697

      16  1,326,247     450,219    450,219   2,153,269  1,034,922   1,034,922 2,737,972   2,235,030  2,235,030   4,135,476
      17  1,392,560     431,476    431,476   2,134,526  1,070,470   1,070,470 2,773,520   2,458,771  2,458,771   4,436,115
      18  1,462,188     411,495    411,495   2,114,545  1,106,224   1,106,224 2,809,274   2,704,110  2,704,110   4,759,504
      19  1,535,297     390,081    390,081   2,093,131  1,141,977   1,141,977 2,845,027   2,972,945  2,972,945   5,107,817
      20  1,612,062     367,059    367,059   2,070,109  1,177,534   1,177,534 2,880,584   3,267,384  3,267,384   5,482,344

      21  1,692,665     344,829    344,829   2,047,879  1,216,627   1,216,627 2,919,677   3,597,875  3,597,875   5,899,436
      22  1,777,298     322,819    322,819   2,025,869  1,257,656   1,257,656 2,960,706   3,963,380  3,963,380   6,354,487
      23  1,866,163     299,600    299,600   2,002,650  1,299,242   1,299,242 3,002,292   4,365,588  4,365,588   6,847,862
      24  1,959,471     274,578    274,578   1,977,628  1,340,789   1,340,789 3,043,839   4,807,410  4,807,410   7,381,297
      25  2,057,445     247,580    247,580   1,950,630  1,382,096   1,382,096 3,085,146   5,292,637  5,292,637   7,958,010

      26  2,160,317     218,396    218,396   1,921,446  1,422,916   1,422,916 3,125,966   5,825,377  5,825,377   8,582,528
      27  2,268,333     186,857    186,857   1,889,907  1,463,027   1,463,027 3,166,077   6,410,226  6,410,226   9,258,290
      28  2,381,750     152,736    152,736   1,855,786  1,502,135   1,502,135 3,205,185   7,052,117  7,052,117   9,992,145
      29  2,500,837     115,752    115,752   1,818,802  1,539,875   1,539,875 3,242,925   7,756,394  7,756,394  10,788,368
      30  2,625,879      75,586     75,586   1,778,636  1,575,820   1,575,820 3,278,870   8,528,790  8,528,790  11,655,445

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                       $100,000 ANNUAL PREMIUM FOR 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                GUARANTEED VALUES

           PREMIUMS        0% HYPOTHETICAL                           6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
 POLICY   INTEREST   CONTRACT    SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
  YEAR     AT 5%       VALUE       VALUE     BENEFIT      VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      81,397      83,539  1,784,447      86,507     88,650  1,789,557      91,622     93,765  1,794,672
       2    215,250     160,805     162,948  1,863,855     176,027    178,170  1,879,077     191,863    194,005  1,894,913
       3    331,013     238,224     238,224  1,941,274     268,655    268,655  1,971,705     301,563    301,563  2,004,613
       4    452,563     313,634     313,634  2,016,684     364,469    364,469  2,067,519     421,632    421,632  2,124,682
       5    580,191     386,984     386,984  2,090,034     463,519    463,519  2,166,569     553,033    553,033  2,256,083

       6    714,201     458,221     458,221  2,161,271     565,854    565,854  2,268,904     696,829    696,829  2,399,879
       7    854,911     527,226     527,226  2,230,276     671,457    671,457  2,374,507     854,117    854,117  2,557,167
       8    897,656     504,400     504,400  2,207,450     685,455    685,455  2,388,505     925,885    925,885  2,628,935
       9    942,539     480,584     480,584  2,183,634     698,646    698,646  2,401,696   1,003,506  1,003,506  2,706,556
      10    989,666     455,657     455,657  2,158,707     710,854    710,854  2,413,904   1,087,432  1,087,432  2,790,482

      11  1,039,150     429,519     429,519  2,132,569     721,913    721,913  2,424,963   1,178,176  1,178,176  2,881,226
      12  1,091,107     402,083     402,083  2,105,133     731,666    731,666  2,434,716   1,276,319  1,276,319  2,979,369
      13  1,145,662     373,266     373,266  2,076,316     739,949    739,949  2,442,999   1,382,506  1,382,506  3,085,556
      14  1,202,945     342,971     342,971  2,046,021     746,576    746,576  2,449,626   1,497,424  1,497,424  3,200,474
      15  1,263,093     311,048     311,048  2,014,098     751,295    751,295  2,454,345   1,621,779  1,621,779  3,324,829

      16  1,326,247     277,281     277,281  1,980,331     753,776    753,776  2,456,826   1,756,271  1,756,271  3,459,321
      17  1,392,560     241,388     241,388  1,944,438     753,600    753,600  2,456,650   1,901,602  1,901,602  3,604,652
      18  1,462,188     203,055     203,055  1,906,105     750,295    750,295  2,453,345   2,058,504  2,058,504  3,761,554
      19  1,535,297     161,957     161,957  1,865,007     743,349    743,349  2,446,399   2,227,763  2,227,763  3,930,813
      20  1,612,062     117,768     117,768  1,820,818     732,226    732,226  2,435,276   2,410,246  2,410,246  4,113,296

      21  1,692,665      70,238      70,238  1,773,288     716,436    716,436  2,419,486   2,606,976  2,606,976  4,310,026
      22  1,777,298      19,135      19,135  1,722,185     695,483    695,483  2,398,533   2,819,099  2,819,099  4,522,149
      23  1,866,163           0           0          0     668,867    668,867  2,371,917   3,047,821  3,047,821  4,780,812
      24  1,959,471           0           0          0     635,975    635,975  2,339,025   3,294,192  3,294,192  5,057,903
      25  2,057,445           0           0          0     595,982    595,982  2,299,032   3,559,154  3,559,154  5,351,545

      26  2,160,317           0           0          0     547,845    547,845  2,250,895   3,843,516  3,843,516  5,662,652
      27  2,268,333           0           0          0     490,283    490,283  2,193,333   4,147,989  4,147,989  5,990,941
      28  2,381,750           0           0          0     421,790    421,790  2,124,840   4,473,203  4,473,203  6,338,081
      29  2,500,837           0           0          0     340,739    340,739  2,043,789   4,819,925  4,819,925  6,704,034
      30  2,625,879           0           0          0     245,623    245,623  1,948,673   5,189,106  5,189,106  7,091,432

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                 CURRENT VALUES

           PREMIUMS        0% HYPOTHETICAL                           6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
 POLICY   INTEREST   CONTRACT    SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
  YEAR     AT 5%       VALUE       VALUE     BENEFIT      VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      31,428      31,737  1,703,050      33,420     33,729  1,703,050      35,415     35,724  1,703,050
       2    215,250      62,020      62,329  1,703,050      67,952     68,262  1,703,050      74,126     74,435  1,703,050
       3    331,013      92,124      92,124  1,703,050     104,001    104,001  1,703,050     116,852    116,852  1,703,050
       4    452,563     121,675     121,675  1,703,050     141,572    141,572  1,703,050     163,963    163,963  1,703,050
       5    580,191     150,810     150,810  1,703,050     180,916    180,916  1,703,050     216,162    216,162  1,703,050

       6    714,201     179,312     179,312  1,703,050     221,880    221,880  1,703,050     273,744    273,744  1,703,050
       7    854,911     207,223     207,223  1,703,050     264,589    264,589  1,703,050     337,356    337,356  1,703,050
       8    897,656     236,376     236,376  1,703,050     311,084    311,084  1,703,050     409,744    409,744  1,703,050
       9    942,539     264,860     264,860  1,703,050     359,558    359,558  1,703,050     489,789    489,789  1,703,050
      10    989,666     292,643     292,643  1,703,050     410,093    410,093  1,703,050     578,354    578,354  1,703,050

      11  1,039,150     319,743     319,743  1,703,050     462,830    462,830  1,703,050     676,454    676,454  1,703,050
      12  1,091,107     346,137     346,137  1,703,050     517,881    517,881  1,703,050     785,201    785,201  1,703,050
      13  1,145,662     371,839     371,839  1,703,050     575,403    575,403  1,703,050     905,883    905,883  1,703,050
      14  1,202,945     396,832     396,832  1,703,050     635,540    635,540  1,703,050   1,039,929  1,039,929  1,703,050
      15  1,263,093     420,949     420,949  1,703,050     698,331    698,331  1,703,050   1,188,894  1,188,894  1,703,050

      16  1,326,247     444,136     444,136  1,703,050     763,927    763,927  1,703,050   1,354,585  1,354,585  1,760,960
      17  1,392,560     466,323     466,323  1,703,050     832,495    832,495  1,703,050   1,537,876  1,537,876  1,968,481
      18  1,462,188     487,403     487,403  1,703,050     904,205    904,205  1,703,050   1,740,261  1,740,261  2,192,728
      19  1,535,297     507,265     507,265  1,703,050     979,269    979,269  1,703,050   1,963,719  1,963,719  2,435,012
      20  1,612,062     525,822     525,822  1,703,050   1,057,955  1,057,955  1,703,050   2,210,463  2,210,463  2,696,764

      21  1,692,665     507,650     507,650  1,703,050   1,103,242  1,103,242  1,703,050   2,445,769  2,445,769  2,934,923
      22  1,777,298     489,460     489,460  1,703,050   1,151,293  1,151,293  1,703,050   2,706,428  2,706,428  3,220,649
      23  1,866,163     470,222     470,222  1,703,050   1,201,817  1,201,817  1,703,050   2,994,746  2,994,746  3,533,801
      24  1,959,471     449,459     449,459  1,703,050   1,254,878  1,254,878  1,703,050   3,313,501  3,313,501  3,876,796
      25  2,057,445     426,972     426,972  1,703,050   1,310,719  1,310,719  1,703,050   3,665,895  3,665,895  4,252,438

      26  2,160,317     402,522     402,522  1,703,050   1,369,620  1,369,620  1,703,050   4,055,472  4,055,472  4,663,793
      27  2,268,333     375,876     375,876  1,703,050   1,431,924  1,431,924  1,703,050   4,486,959  4,486,959  5,070,264
      28  2,381,750     346,738     346,738  1,703,050   1,498,024  1,498,024  1,703,050   4,965,147  4,965,147  5,511,314
      29  2,500,837     314,736     314,736  1,703,050   1,568,388  1,568,388  1,709,542   5,495,459  5,495,459  5,990,050
      30  2,625,879     279,427     279,427  1,703,050   1,643,187  1,643,187  1,758,211   6,084,070  6,084,070  6,509,955

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                GUARANTEED VALUES

           PREMIUMS        0% HYPOTHETICAL                           6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
 POLICY   INTEREST   CONTRACT    SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
  YEAR     AT 5%       VALUE       VALUE     BENEFIT      VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      26,824      27,133  1,703,050      28,661     28,970  1,703,050      30,501     30,810  1,703,050
       2    215,250      52,697      53,006  1,703,050      58,028     58,337  1,703,050      63,587     63,896  1,703,050
       3    331,013      77,615      77,615  1,703,050      88,127     88,127  1,703,050      99,529     99,529  1,703,050
       4    452,563     101,562     101,562  1,703,050     118,968    118,968  1,703,050     138,616    138,616  1,703,050
       5    580,191     124,491     124,491  1,703,050     150,537    150,537  1,703,050     181,143    181,143  1,703,050

       6    714,201     146,355     146,355  1,703,050     182,822    182,822  1,703,050     227,450    227,450  1,703,050
       7    854,911     167,051     167,051  1,703,050     215,756    215,756  1,703,050     277,868    277,868  1,703,050
       8    897,656     187,859     187,859  1,703,050     250,741    250,741  1,703,050     334,322    334,322  1,703,050
       9    942,539     207,306     207,306  1,703,050     286,353    286,353  1,703,050     395,916    395,916  1,703,050
      10    989,666     225,315     225,315  1,703,050     322,570    322,570  1,703,050     463,221    463,221  1,703,050

      11  1,039,150     241,825     241,825  1,703,050     359,391    359,391  1,703,050     536,917    536,917  1,703,050
      12  1,091,107     256,787     256,787  1,703,050     396,839    396,839  1,703,050     617,810    617,810  1,703,050
      13  1,145,662     270,151     270,151  1,703,050     434,947    434,947  1,703,050     706,835    706,835  1,703,050
      14  1,202,945     281,850     281,850  1,703,050     473,746    473,746  1,703,050     805,072    805,072  1,703,050
      15  1,263,093     291,773     291,773  1,703,050     513,242    513,242  1,703,050     913,753    913,753  1,703,050

      16  1,326,247     299,746     299,746  1,703,050     553,407    553,407  1,703,050   1,034,301  1,034,301  1,703,050
      17  1,392,560     305,536     305,536  1,703,050     594,186    594,186  1,703,050   1,168,388  1,168,388  1,703,050
      18  1,462,188     308,874     308,874  1,703,050     635,524    635,524  1,703,050   1,318,023  1,318,023  1,703,050
      19  1,535,297     309,463     309,463  1,703,050     677,378    677,378  1,703,050   1,484,436  1,484,436  1,840,701
      20  1,612,062     306,989     306,989  1,703,050     719,734    719,734  1,703,050   1,666,799  1,666,799  2,033,495

      21  1,692,665     264,049     264,049  1,703,050     723,297    723,297  1,703,050   1,826,399  1,826,399  2,191,678
      22  1,777,298     216,881     216,881  1,703,050     724,500    724,500  1,703,050   2,000,852  2,000,852  2,381,014
      23  1,866,163     164,942     164,942  1,703,050     723,014    723,014  1,703,050   2,191,549  2,191,549  2,586,027
      24  1,959,471     107,535     107,535  1,703,050     718,405    718,405  1,703,050   2,400,002  2,400,002  2,808,003
      25  2,057,445      43,694      43,694  1,703,050     710,068    710,068  1,703,050   2,627,846  2,627,846  3,048,302

      26  2,160,317           0           0          0     697,192    697,192  1,703,050   2,876,845  2,876,845  3,308,372
      27  2,268,333           0           0          0     678,715    678,715  1,703,050   3,150,375  3,150,375  3,559,924
      28  2,381,750           0           0          0     653,272    653,272  1,703,050   3,451,282  3,451,282  3,830,923
      29  2,500,837           0           0          0     619,182    619,182  1,703,050   3,782,939  3,782,939  4,123,403
      30  2,625,879           0           0          0     574,510    574,510  1,703,050   4,149,425  4,149,425  4,439,884

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                 CURRENT VALUES

           PREMIUMS        0% HYPOTHETICAL                           6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
 POLICY   INTEREST   CONTRACT    SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
  YEAR     AT 5%       VALUE       VALUE     BENEFIT      VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      31,354      31,663  1,734,404      33,341     33,650  1,736,391      35,331     35,640  1,738,381
       2    215,250      61,784      62,093  1,764,834      67,692     68,001  1,770,742      73,840     74,149  1,776,890
       3    331,013      91,641      91,641  1,794,691     103,448    103,448  1,806,498     116,222    116,222  1,819,272
       4    452,563     120,853     120,853  1,823,903     140,591    140,591  1,843,641     162,801    162,801  1,865,851
       5    580,191     149,534     149,534  1,852,584     179,335    179,335  1,882,385     214,216    214,216  1,917,266

       6    714,201     177,455     177,455  1,880,505     219,487    219,487  1,922,537     270,684    270,684  1,973,734
       7    854,911     204,648     204,648  1,907,698     261,142    261,142  1,964,192     332,772    332,772  2,035,822
       8    897,656     232,923     232,923  1,935,973     306,280    306,280  2,009,330     403,104    403,104  2,106,154
       9    942,539     260,346     260,346  1,963,396     353,035    353,035  2,056,085     480,414    480,414  2,183,464
      10    989,666     286,860     286,860  1,989,910     401,416    401,416  2,104,466     565,382    565,382  2,268,432

      11  1,039,150     312,469     312,469  2,015,519     451,493    451,493  2,154,543     658,821    658,821  2,361,871
      12  1,091,107     337,125     337,125  2,040,175     503,286    503,286  2,206,336     761,576    761,576  2,464,626
      13  1,145,662     360,823     360,823  2,063,873     556,864    556,864  2,259,914     874,632    874,632  2,577,682
      14  1,202,945     383,520     383,520  2,086,570     612,255    612,255  2,315,305     999,034    999,034  2,702,084
      15  1,263,093     404,972     404,972  2,108,022     669,283    669,283  2,372,333   1,135,729  1,135,729  2,838,779

      16  1,326,247     425,075     425,075  2,128,125     727,902    727,902  2,430,952   1,285,908  1,285,908  2,988,958
      17  1,392,560     443,702     443,702  2,146,752     788,045    788,045  2,491,095   1,450,868  1,450,868  3,153,918
      18  1,462,188     460,666     460,666  2,163,716     849,573    849,573  2,552,623   1,631,975  1,631,975  3,335,025
      19  1,535,297     475,776     475,776  2,178,826     912,335    912,335  2,615,385   1,830,738  1,830,738  3,533,788
      20  1,612,062     488,863     488,863  2,191,913     976,195    976,195  2,679,245   2,048,848  2,048,848  3,751,898

      21  1,692,665     465,425     465,425  2,168,475   1,005,323  1,005,323  2,708,373   2,252,198  2,252,198  3,955,248
      22  1,777,298     442,220     442,220  2,145,270   1,035,892  1,035,892  2,738,942   2,477,693  2,477,693  4,180,743
      23  1,866,163     417,818     417,818  2,120,868   1,066,502  1,066,502  2,769,552   2,726,227  2,726,227  4,429,277
      24  1,959,471     391,624     391,624  2,094,674   1,096,528  1,096,528  2,799,578   2,999,665  2,999,665  4,702,715
      25  2,057,445     363,466     363,466  2,066,516   1,125,745  1,125,745  2,828,795   3,300,516  3,300,516  5,003,566

      26  2,160,317     333,134     333,134  2,036,184   1,153,877  1,153,877  2,856,927   3,631,521  3,631,521  5,334,571
      27  2,268,333     300,458     300,458  2,003,508   1,180,671  1,180,671  2,883,721   3,995,761  3,995,761  5,698,811
      28  2,381,750     265,211     265,211  1,968,261   1,205,804  1,205,804  2,908,854   4,396,589  4,396,589  6,099,639
      29  2,500,837     227,112     227,112  1,930,162   1,228,876  1,228,876  2,931,926   4,837,662  4,837,662  6,540,712
      30  2,625,879     185,842     185,842  1,888,892   1,249,427  1,249,427  2,952,477   5,322,996  5,322,996  7,026,046

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
               GUIDELINE PREMIUM AND CASH VALUE ACCUMULATION TEST
              UNISEX: REGULAR ISSUE / NON TOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                GUARANTEED VALUES

           PREMIUMS        0% HYPOTHETICAL                           6% HYPOTHETICAL                 12% HYPOTHETICAL
             PLUS
 POLICY   INTEREST   CONTRACT    SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH     CONTRACT   SURRENDER    DEATH
  YEAR     AT 5%       VALUE       VALUE     BENEFIT      VALUE      VALUE     BENEFIT      VALUE      VALUE     BENEFIT
       1    105,000      26,677      26,986  1,729,727      28,504     28,813  1,731,554      30,335     30,644  1,733,385
       2    215,250      52,257      52,566  1,755,307      57,543     57,852  1,760,593      63,054     63,363  1,766,104
       3    331,013      76,725      76,725  1,779,775      87,104     87,104  1,790,154      98,361     98,361  1,801,411
       4    452,563     100,048     100,048  1,803,098     117,159    117,159  1,820,209     136,467    136,467  1,839,517
       5    580,191     122,159     122,159  1,825,209     147,639    147,639  1,850,689     177,566    177,566  1,880,616

       6    714,201     142,992     142,992  1,846,042     178,474    178,474  1,881,524     221,871    221,871  1,924,921
       7    854,911     162,415     162,415  1,865,465     209,522    209,522  1,912,572     269,545    269,545  1,972,595
       8    897,656     181,670     181,670  1,884,720     242,087    242,087  1,945,137     322,302    322,302  2,025,352
       9    942,539     199,249     199,249  1,902,299     274,638    274,638  1,977,688     378,980    378,980  2,082,030
      10    989,666     215,043     215,043  1,918,093     307,033    307,033  2,010,083     439,831    439,831  2,142,881

      11  1,039,150     228,961     228,961  1,932,011     339,141    339,141  2,042,191     505,152    505,152  2,208,202
      12  1,091,107     240,929     240,929  1,943,979     370,843    370,843  2,073,893     575,286    575,286  2,278,336
      13  1,145,662     250,875     250,875  1,953,925     402,013    402,013  2,105,063     650,613    650,613  2,353,663
      14  1,202,945     258,710     258,710  1,961,760     432,504    432,504  2,135,554     731,532    731,532  2,434,582
      15  1,263,093     264,296     264,296  1,967,346     462,108    462,108  2,165,158     818,427    818,427  2,521,477

      16  1,326,247     267,426     267,426  1,970,476     490,536    490,536  2,193,586     911,649    911,649  2,614,699
      17  1,392,560     267,829     267,829  1,970,879     517,417    517,417  2,220,467   1,011,510  1,011,510  2,714,560
      18  1,462,188     265,201     265,201  1,968,251     542,324    542,324  2,245,374   1,118,315  1,118,315  2,821,365
      19  1,535,297     259,225     259,225  1,962,275     564,796    564,796  2,267,846   1,232,380  1,232,380  2,935,430
      20  1,612,062     249,586     249,586  1,952,636     584,348    584,348  2,287,398   1,354,053  1,354,053  3,057,103

      21  1,692,665     199,908     199,908  1,902,958     562,239    562,239  2,265,289   1,443,314  1,443,314  3,146,364
      22  1,777,298     146,691     146,691  1,849,741     534,698    534,698  2,237,748   1,537,032  1,537,032  3,240,082
      23  1,866,163      89,722      89,722  1,792,772     501,212    501,212  2,204,262   1,635,372  1,635,372  3,338,422
      24  1,959,471      28,703      28,703  1,731,753     461,156    461,156  2,164,206   1,738,422  1,738,422  3,441,472
      25  2,057,445           0           0          0     413,695    413,695  2,116,745   1,846,089  1,846,089  3,549,139

      26  2,160,317           0           0          0     357,768    357,768  2,060,818   1,958,078  1,958,078  3,661,128
      27  2,268,333           0           0          0     292,086    292,086  1,995,136   2,073,869  2,073,869  3,776,919
      28  2,381,750           0           0          0     215,123    215,123  1,918,173   2,192,710  2,192,710  3,895,760
      29  2,500,837           0           0          0     125,243    125,243  1,828,293   2,313,718  2,313,718  4,016,768
      30  2,625,879           0           0          0      20,919     20,919  1,723,969   2,436,112  2,436,112  4,139,162

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST SEVEN YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Board of Directors
Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (collectively the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
January 31, 1997



               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1996 and 1995
                                ($000's omitted)

                                        Assets                                                1996               1995
                                        ------                                          -----------------   ----------------
Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $11,970,878 in 1996; $11,862,556 in 1995)             $12,304,639          12,485,564
      Equity securities (cost $43,890 in 1996; $23,617 in 1995)                                  59,131              29,953
   Mortgage loans on real estate, net                                                         5,272,119           4,602,764
   Real estate, net                                                                             265,759             229,442
   Policy loans                                                                                 371,816             336,356
   Other long-term investments                                                                   28,668              61,989
   Short-term investments (note 13)                                                               4,789              32,792
                                                                                        -----------------   ----------------
                                                                                             18,306,921          17,778,860
                                                                                        -----------------   ----------------

Cash                                                                                             43,784               9,455
Accrued investment income                                                                       210,182             212,963
Deferred policy acquisition costs                                                             1,366,509           1,020,356
Investment in subsidiaries classified as discontinued operations (notes 1 and 2)                485,707             506,677
Other assets (note 6)                                                                           426,441             388,214
Assets held in Separate Accounts (note 8)                                                    26,926,702          18,591,108
                                                                                        -----------------   ----------------
                                                                                            $47,766,246          38,507,633
                                                                                        =================   ================

                         Liabilities and Shareholder's Equity
                         ------------------------------------

Future policy benefits and claims (notes 6 and 8)                                           $17,179,060          16,358,614
Policyholders' dividend accumulations                                                           361,401             348,027
Other policyholder funds                                                                         60,073              65,297
Accrued federal income tax (note 7):
   Current                                                                                       30,170              35,301
   Deferred                                                                                     162,212             246,627
                                                                                        -----------------   ----------------
                                                                                                192,382             281,928
                                                                                        -----------------   ----------------

Dividend payable to shareholder (notes 1 and 2)                                                 485,707                   -
Other liabilities                                                                               423,047             234,147
Liabilities related to Separate Accounts (note 8)                                            26,926,702          18,591,108
                                                                                        -----------------   ----------------
                                                                                             45,628,372          35,879,121
                                                                                        -----------------   ----------------

Commitments and contingencies (notes 6, 9 and 15)

Shareholder's equity (notes 3, 4, 5, 12 and 13):
   Capital shares, $1 par value.  Authorized 5,000,000 shares, issued and
      outstanding 3,814,779 shares                                                                3,815               3,815
   Additional paid-in capital                                                                   527,874             657,118
   Retained earnings                                                                          1,432,593           1,583,275
   Unrealized gains on securities available-for-sale, net                                       173,592             384,304
                                                                                        -----------------   ----------------
                                                                                              2,137,874           2,628,512
                                                                                        -----------------   ----------------
                                                                                            $47,766,246          38,507,633
                                                                                        =================   ================


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        Consolidated Statements of Income

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                   1996            1995            1994
                                                                              ---------------  --------------  -------------
Revenues (note 16):
   Investment product and universal life insurance product policy charges       $   400,902        286,534         217,245
   Traditional life insurance premiums                                              198,642        199,106         176,658
   Net investment income (note 5)                                                 1,357,759      1,294,033       1,210,811
   Realized losses on investments  (note 5)                                            (326)        (1,724)        (16,527)
   Other income                                                                      35,861         20,702          11,312
                                                                              ---------------  --------------  -------------
                                                                                  1,992,838      1,798,651       1,599,499
                                                                              ---------------  --------------  -------------
Benefits and expenses:
   Benefits and claims                                                            1,160,580      1,115,493         992,667
   Provision for policyholders' dividends on participating policies (note 12)        40,973         39,937          38,754
   Amortization of deferred policy acquisition costs                                133,394         82,695          85,568
   Other operating expenses (note 13)                                               342,394        272,954         240,652
                                                                              ---------------  --------------  -------------
                                                                                  1,677,341      1,511,079       1,357,641
                                                                              ---------------  --------------  -------------
      Income from continuing operations before federal income tax expense           315,497        287,572         241,858
                                                                              ---------------  --------------  -------------

Federal income tax expense (benefit) (note 7):
   Current                                                                          116,512         88,700          73,559
   Deferred                                                                          (5,623)        11,108           5,030
                                                                              ---------------  --------------  -------------
                                                                                    110,889         99,808          78,589
                                                                              ---------------  --------------  -------------
      Income from continuing operations                                             204,608        187,764         163,269

Income from discontinued operations (less federal income tax expense of
   $4,453, $7,446 and $10,915 in 1996, 1995 and 1994, respectively) (note 2)         11,324         24,714          20,459
                                                                              ---------------  --------------  -------------

      Net income                                                                $   215,932        212,478         183,728
                                                                              ===============  ==============  =============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                             Unrealized
                                                                                           gains (losses)
                                                             Additional                    on securities        Total
                                                 Capital      paid-in        Retained      available-for-   shareholder's
                                                  shares      capital        earnings        sale, net          equity
                                                ----------- ------------- --------------- ----------------- ---------------
1994:
   Balance, beginning of year                       $3,815      406,089       1,194,519             6,745       1,611,168
   Capital contribution                                  -      200,000               -                 -         200,000
   Net income                                            -            -         183,728                 -         183,728
   Adjustment for change in accounting for
      certain investments in debt and equity
      securities, net (note 4)                           -            -               -           212,553         212,553
   Unrealized losses on securities available-
      for-sale, net                                      -            -               -          (338,971)       (338,971)
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      606,089       1,378,247          (119,673)      1,868,478
                                                =========== ============= =============== ================= ===============

1995:
   Balance, beginning of year                        3,815      606,089       1,378,247          (119,673)      1,868,478
   Capital contribution (note 13)                        -       51,029               -            (4,111)         46,918
   Dividends to shareholder                              -            -          (7,450)                -          (7,450)
   Net income                                            -            -         212,478                 -         212,478
   Unrealized gains on securities available-
      for-sale, net                                      -            -               -           508,088         508,088
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      657,118       1,583,275           384,304       2,628,512
                                                =========== ============= =============== ================= ===============

1996:
   Balance, beginning of year                        3,815      657,118       1,583,275           384,304       2,628,512
   Capital contribution (note 13)                        -           25               5                 -              30
   Dividends to shareholder                              -     (129,269)       (366,619)          (39,819)       (535,707)
   Net income                                            -            -         215,932                 -         215,932
   Unrealized losses on securities available-
      for-sale, net                                      -            -               -          (170,893)       (170,893)
                                                ----------- ------------- --------------- ----------------- ---------------
   Balance, end of year                             $3,815      527,874       1,432,593           173,592       2,137,874
                                                =========== ============= =============== ================= ===============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                                       1996            1995            1994
                                                                                 ---------------- --------------- ---------------
  Cash flows from operating activities:
     Net income                                                                    $    215,932        212,478         183,728
     Adjustments to reconcile net income to net cash provided by operating activities:
           Capitalization of deferred policy acquisition costs                         (422,572)      (321,327)       (242,431)
           Amortization of deferred policy acquisition costs                            133,394         82,695          85,568
           Amortization and depreciation                                                  6,962         10,234           3,603
           Realized (gains) losses on invested assets, net                                 (284)         3,250          16,094
           Deferred federal income tax expense (benefit)                                  7,603        (30,673)          9,946
           Decrease (increase) in accrued investment income                               2,781        (16,999)        (12,808)
           (Increase) decrease in other assets                                          (38,876)        39,880        (102,676)
           Increase in policy liabilities                                               305,755        135,937         118,361
           Increase in policyholders' dividend accumulations                             13,374         12,639          15,298
           (Decrease) increase in accrued federal income tax payable                     (5,131)        30,836          (5,714)
           Increase in other liabilities                                                188,900         26,851             506
           Other, net                                                                   (61,679)         1,832         (29,595)
                                                                                 ---------------  --------------- ---------------
              Net cash provided by operating activities                                 346,159        187,633          39,880
                                                                                 ---------------- --------------- ---------------

  Cash flows from investing activities:
     Proceeds from maturity of securities available-for-sale                          1,162,766        634,553         544,843
     Proceeds from sale of securities available-for-sale                                299,558        107,345         228,308
     Proceeds from maturity of fixed maturity securities held-to-maturity                     -        564,450         491,862
     Proceeds from repayments of mortgage loans on real estate                          309,050        207,832         190,574
     Proceeds from sale of real estate                                                   18,519         48,331          46,713
     Proceeds from repayments of policy loans and sale of other invested assets          22,795         53,587         120,506
     Cost of securities available-for-sale acquired                                  (1,573,640)    (1,942,413)     (1,816,370)
     Cost of fixed maturity securities held-to-maturity acquired                              -       (593,636)       (410,379)
     Cost of mortgage loans on real estate acquired                                    (972,776)      (796,026)       (471,570)
     Cost of real estate acquired                                                        (7,862)       (10,928)         (6,385)
     Policy loans issued and other invested assets acquired                             (57,740)       (75,910)        (65,302)
     Short-term investments, net                                                         28,003         77,837         (89,376)
     Purchase of affiliate (note 13)                                                          -              -        (155,000)
                                                                                ---------------- --------------- ---------------
              Net cash used in investing activities                                    (771,327)    (1,724,978)     (1,391,576)
                                                                                ---------------- --------------- ---------------

  Cash flows from financing activities:
     Proceeds from capital contributions                                                     30              -         200,000
     Dividends paid to shareholder                                                      (50,000)        (7,450)              -
     Increase in investment product and universal life insurance
        product account balances                                                      2,293,933      2,809,385       3,547,976
     Decrease in investment product and universal life insurance
        product account balances                                                     (1,784,466)    (1,258,758)     (2,412,595)
                                                                                ---------------- --------------- --------------
              Net cash provided by financing activities                                 459,497      1,543,177       1,335,381
                                                                                ---------------- --------------- --------------

  Net increase (decrease) in cash                                                        34,329          5,832         (16,315)

                                                                                 ---------------- --------------- ---------------
  Cash, beginning of year                                                                 9,455          3,623          19,938
                                                                                 ---------------- --------------- ---------------
  Cash, end of year                                                               $      43,784          9,455           3,623
                                                                                 ================ =============== ===============


See accompanying notes to consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1996, 1995 and 1994
                                ($000's omitted)

(1)      Organization and Description of Business
         ----------------------------------------

         Nationwide Life Insurance Company (NLIC) is a wholly owned subsidiary of Nationwide Corporation (Nationwide Corp.). Wholly owned subsidiaries of NLIC include Nationwide Life and Annuity Insurance Company (NLAIC), Employers Life Insurance Company of Wausau and subsidiaries (ELICW), National Casualty Company (NCC), West Coast Life Insurance Company (WCLIC), Nationwide Advisory Services, Inc. (formerly Nationwide Financial Services, Inc.), Nationwide Investment Services Corporation (formerly PEBSCO Securities Corporation) (NISC) and NWE, Inc. NLIC and its subsidiaries are collectively referred to as "the Company."

         Nationwide Corp. formed Nationwide Financial Services, Inc. (NFS) in November 1996 as a holding company for NLIC and the other companies of the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. On January 27, 1997, Nationwide Corp. contributed to NFS the common stock of NLIC and three marketing and distribution companies. NFS is planning an initial public offering of its Class A common stock during the first quarter of 1997.

         In anticipation of the restructuring described above, on September 24, 1996, NLIC's Board of Directors declared a dividend payable January 1, 1997 to Nationwide Corp. consisting of the outstanding shares of common stock of certain subsidiaries (ELICW, NCC and WCLIC) that do not offer or distribute long-term savings and retirement products. In addition, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and another affiliate effective January 1, 1996. These subsidiaries and all accident and health and group life insurance business have been accounted for as discontinued operations for all periods presented. See notes 2 and 13.

         In addition, as part of the restructuring described above, NLIC intends to make an $850,000 distribution to NFS which will then make an equivalent distribution to Nationwide Corp.

         The Company is a leading provider of long-term savings and retirement products to retail and institutional customers and is subject to competition from other financial services providers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

              LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the consolidated financial statements. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

              CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)      Discontinued Operations
         -----------------------

         As discussed in note 1, NFS is a holding company for NLIC and certain other companies that offer or distribute long-term savings and retirement products. Prior to the contribution by Nationwide Corp. to NFS of the outstanding common stock of NLIC and other companies, NLIC effected certain transactions with respect to certain subsidiaries and lines of business that were unrelated to long-term savings and retirement products.

         On September 24, 1996, NLIC's Board of Directors declared a dividend to Nationwide Corp. consisting of the outstanding shares of common stock of three subsidiaries: ELICW, NCC and WCLIC. ELICW writes group accident and health and group life insurance business and maintains it offices in Wausau, Wisconsin. NCC is a property and casualty company that serves as a fronting company for a property and casualty subsidiary of Nationwide Mutual Insurance Company (NMIC), an affiliate. NCC maintains its offices in Scottsdale, Arizona. WCLIC writes high dollar term life insurance policies and is located in San Francisco, California. ELICW, NCC and WCLIC have been accounted for as discontinued operations for all periods presented. NLIC did not recognize any gain or loss on the disposal of these subsidiaries.

         A summary of the combined results of operations, including the results of the accident and health and group life insurance business ELICW assumed from NLIC in 1996, and assets and liabilities of ELICW, NCC and WCLIC as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                                    1996           1995          1994
                                                                                ------------   -----------   -----------

               Revenues                                                          $   668,870       422,149        84,226
               Net income                                                             11,324        26,456        11,753
               Assets, consisting primarily of investments                         3,029,293     2,967,326     2,537,692
               Liabilities, consisting primarily of policy benefits and claims     2,543,586     2,460,649     2,179,263

         During 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to ELICW and NMIC, effective January 1, 1996. See note 13 for a complete discussion of the reinsurance agreements. NLIC has discontinued its accident and health and group life insurance business and in connection therewith has entered into reinsurance agreements to cede all existing and any future writings to other affiliated companies and will cease writing any new business prior to December 31, 1997. NLIC's accident and health and group life insurance business is accounted for as discontinued operations for all periods presented. NLIC did not recognize any gain or loss on the disposal of the accident and health and group life insurance business. The assets, liabilities, results of operations and activities of discontinued operations are distinguished physically, operationally and for financial reporting purposes from the remaining assets, liabilities, results of operations and activities of NLIC.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         A summary of the results of operations, net of amounts ceded to ELICW and NMIC in 1996, and assets and liabilities of NLIC's accident and health and group life insurance business as of and for the years ended December 31, 1996, 1995 and 1994 is as follows:

                                                                                    1996           1995          1994
                                                                                ------------   -----------   -----------

               Revenues                                                             $      -       354,788       362,476
               Net income (loss)                                                           -        (1,742)        8,706
               Assets, consisting primarily of investments                           259,185       239,426       234,082
               Liabilities, consisting primarily of policy benefits and claims       259,185       239,426       234,082

(3)      Summary of Significant Accounting Policies
         ------------------------------------------

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. Annual Statements for NLIC and its insurance subsidiaries, filed with the department of insurance of each insurance company's state of domicile, are prepared on the basis of accounting practices prescribed or permitted by each department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

         In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

         (a)  Consolidation Policy
              --------------------

              The consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries. Subsidiaries that are classified and reported as discontinued operations are not consolidated but rather are reported as "Investment in Subsidiaries Classified as Discontinued Operations" in the accompanying consolidated balance sheets and "Income for Discontinued Operations" in the accompanying consolidated statements of income. All significant intercompany balances and transactions have been eliminated.

         (b)  Valuation of Investments and Related Gains and Losses
              -----------------------------------------------------

              The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1996 or 1995.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

         (c)  Revenues and Benefits
              ---------------------

              INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS:
              Investment products consist primarily of individual and group variable and fixed annuities, annuities without life contingencies and guaranteed investment contracts. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

              TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

              ACCIDENT AND HEALTH INSURANCE PRODUCTS: Accident and health insurance premiums are recognized as revenue over the terms of the policies. Policy claims are charged to expense in the period that the claims are incurred. All accident and health insurance business is accounted for as discontinued operations. See note 2.

         (d)  Deferred Policy Acquisition Costs
              ---------------------------------

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. For traditional life products, these deferred policy acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 3(b).

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         (e)  Separate Accounts
              -----------------

              Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives.

         (f)  Future Policy Benefits
              ----------------------

              Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

              Future policy benefits for traditional life insurance policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 6.

              Future policy benefits and claims for collectively renewable long-term disability policies and group long-term disability policies are the present value of amounts not yet due on reported claims and an estimate of amounts to be paid on incurred but unreported claims. The impact of reserve discounting is not material. Future policy benefits and claims on other group health insurance policies are not discounted. All health insurance business is accounted for as discontinued operations. See note 2.

         (g)  Participating Business
              ----------------------

              Participating business represents approximately 52% in 1996 (54% in 1995 and 55% in 1994) of the Company's life insurance in force, 78% in 1996 (79% in 1995 and 79% in 1994) of the number of life insurance policies in force, and 40% in 1996 (47% in 1995 and 51% in 1994) of life insurance premiums. The provision for policyholder dividends is based on current dividend scales. Future dividends are provided for ratably in future policy benefits based on dividend scales in effect at the time the policies were issued.

         (h)  Federal Income Tax
              ------------------

              The Company, with the exception of ELICW, files a consolidated federal income tax return with NMIC, the majority shareholder of Nationwide Corp. The members of the consolidated tax return group have a tax sharing arrangement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed. Through 1994, ELICW filed a consolidated federal income tax return with Employers Insurance of Wausau A Mutual Company, an affiliate. Beginning in 1995, ELICW files a separate federal income tax return.

              The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         (i)  Reinsurance Ceded
              -----------------

              Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis. All of the Company's accident and health and group life insurance business is ceded to affiliates and is accounted for as discontinued operations. See notes 2 and 13.

         (j)  Reclassification
              ----------------

              Certain items in the 1995 and 1994 consolidated financial statements have been reclassified to conform to the 1996 presentation.


(4)      Change in Accounting Principle
         ------------------------------

         Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 115 - ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $6,299,665 and $6,721,714, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994 has been recorded as a direct credit to shareholder's equity as follows:

             Excess of fair value over amortized cost of fixed maturity
                securities available-for-sale                                         $ 422,049
             Adjustment to deferred policy acquisition costs                            (95,044)
             Deferred federal income tax                                               (114,452)
                                                                                    --------------
                                                                                      $ 212,553
                                                                                    ==============


(5)      Investments
         -----------

         The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1996:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
                                                                      cost           gains        losses       fair value
                                                                  ------------    ----------    -----------    -----------
             1996:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of
                   U.S. government corporations and agencies       $   275,696         4,795        (1,340)        279,151
                 Obligations of states and political subdivisions        6,242           450            (2)          6,690
                 Debt securities issued by foreign governments         100,656         2,141          (857)        101,940
                 Corporate securities                                7,999,310       285,946       (33,686)      8,251,570
                 Mortgage-backed securities                          3,588,974        91,438       (15,124)      3,665,288
                                                                   ------------    ----------   ------------   ------------
                     Total fixed maturity securities                11,970,878       384,770       (51,009)     12,304,639
               Equity securities                                        43,890        15,571          (330)         59,131
                                                                   ------------    ----------   ------------   ------------
                                                                   $12,014,768       400,341       (51,339)     12,363,770
                                                                   ============    ==========   ============   ============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1995:

                                                                                     Gross         Gross
                                                                    Amortized     unrealized    unrealized     Estimated
                                                                      cost           gains        losses       fair value
                                                                   ------------    ----------   -----------  ---------------
             1995:
               Fixed maturity securities:
                 U.S. Treasury securities and obligations of
                   U.S. government corporations and agencies       $   310,186        12,764           (1)         322,949
                 Obligations of states and political subdivisions        8,655         1,205           (1)           9,859
                 Debt securities issued by foreign governments         101,414         4,387          (66)         105,735
                 Corporate securities                                7,888,440       473,681      (25,742)       8,336,379
                 Mortgage-backed securities                          3,553,861       165,169       (8,388)       3,710,642
                                                                   ------------    ----------   -----------  ---------------
                     Total fixed maturity securities                11,862,556       657,206      (34,198)      12,485,564
               Equity securities                                        23,617         6,382          (46)          29,953
                                                                   ------------    ----------   -----------  ---------------
                                                                   $11,886,173       663,588      (34,244)      12,515,517
                                                                   ============    ==========   ===========  ===============


         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                   Amortized        Estimated
                                                                                      cost          fair value
                                                                                ---------------   --------------

             Fixed maturity securities available-for-sale:
                Due in one year or less                                         $     440,235          444,214
                Due after one year through five years                               3,937,010        4,053,152
                Due after five years through ten years                              2,809,813        2,871,806
                Due after ten years                                                 1,194,846        1,270,179
                                                                                ---------------   --------------
                                                                                    8,381,904        8,639,351

             Mortgage-backed securities                                             3,588,974        3,665,288
                                                                                ---------------   --------------
                                                                                  $11,970,878       12,304,639
                                                                                ===============   ==============


         The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

                                                                                   1996            1995
                                                                              ---------------  --------------

             Gross unrealized gains                                               $349,002         629,344
             Adjustment to deferred policy acquisition costs                       (81,939)       (138,914)
             Deferred federal income tax                                           (93,471)       (171,649)
                                                                              ---------------  --------------
                                                                                   173,592         318,781

             Unrealized gains on securities available-for-sale, net, of
                subsidiaries classified as discontinued operations (note 2)              -          65,523
                                                                              ---------------  --------------
                                                                                  $173,592         384,304
                                                                              ===============  ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:

                                                                          1996             1995            1994
                                                                     ---------------   -------------  --------------
             Securities available-for-sale:
                Fixed maturity securities                               $(289,247)         876,332       (675,373)
                Equity securities                                           8,905              (26)        (1,927)
             Fixed maturity securities held-to-maturity                         -           75,626       (398,183)
                                                                     ---------------   -------------  --------------
                                                                        $(280,342)         951,932     (1,075,483)
                                                                     ===============   =============  ==============

         Proceeds from the sale of securities available-for-sale during 1996, 1995 and 1994 were $299,558, $107,345 and $228,308, respectively.
         During 1996, gross gains of $6,606 ($4,838 and $3,045 in 1995 and 1994, respectively) and gross losses of $6,925 ($2,147 and $21,280 in 1995 and 1994, respectively) were realized on those sales.

         During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $25,429 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $3,535.

         As permitted by the Financial Accounting Standards Board's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, issued in November 1995 the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $3,320,093, resulting in a gross unrealized gain of $155,940.

         Investments that were non-income producing for the twelve month period preceding December 31, 1996 amounted to $26,805 ($27,712 in 1995) and consisted of $248 ($6,982 in 1995) in fixed maturity securities, $20,633 ($14,740 in 1995) in real estate and $5,924 ($5,990 in 1995) in other long-term investments.

         Real estate is presented at cost less accumulated depreciation of $30,338 as of December 31, 1996 ($30,482 as of December 31, 1995) and
         valuation allowances of $15,219 as of December 31, 1996 ($25,819 as of December 31, 1995).

         The recorded investment of mortgage loans on real estate considered to be impaired (under SFAS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN as amended by SFAS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN-INCOME RECOGNITION AND DISCLOSURE) as of December 31, 1996 was $51,765 ($44,409 as of December 31, 1995),
         which includes $41,663 ($23,975 as of December 31, 1995) of impaired mortgage loans on real estate for which the related valuation allowance was $8,485 ($5,276 as of December 31, 1995) and $10,102 ($20,434 as of
         December 31, 1995) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1996, the average recorded investment in impaired mortgage loans on real estate was approximately $39,674 ($22,181 in 1995) and interest income recognized on those loans was $2,103 ($387 in 1995), which is equal to interest income recognized using a cash-basis method of income recognition.

         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the years ended December 31:

                                                                                   1996           1995
                                                                               -------------  --------------

             Allowance, beginning of year                                          $49,128         46,381
                  Additions charged to operations                                    4,497          7,433
                  Direct write-downs charged against the allowance                  (2,587)        (4,686)
                                                                               -------------  -------------
             Allowance, end of year                                                $51,038         49,128
                                                                               =============  ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         An analysis of investment income by investment type follows for the years ended December 31:

                                                                          1996             1995           1994
                                                                     ---------------   -------------  ------------
             Gross investment income:
                 Securities available-for-sale:
                   Fixed maturity securities                          $   917,135          685,787        647,927
                   Equity securities                                        1,291            1,330            509
                 Fixed maturity securities held-to-maturity                     -          201,808        185,938
                 Mortgage loans on real estate                            432,815          395,478        372,734
                 Real estate                                               44,332           38,344         40,170
                 Short-term investments                                     4,155           10,576          6,141
                 Other                                                      3,998            7,239          2,121
                                                                     ---------------   -------------  --------------
                       Total investment income                          1,403,726        1,340,562      1,255,540
             Less investment expenses                                      45,967           46,529         44,729
                                                                     ---------------   -------------  ---------------
                       Net investment income                           $1,357,759        1,294,033      1,210,811
                                                                     ===============   =============  ==============

         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                                        1996          1995          1994
                                                                     ------------  ------------  ------------
             Securities available-for-sale:
                Fixed maturity securities                              $(3,462)        4,213        (7,296)
                Equity securities                                        3,143         3,386         1,422
             Mortgage loans on real estate                              (4,115)       (7,091)      (20,446)
             Real estate and other                                       4,108        (2,232)        9,793
                                                                     ------------  ------------  ------------
                                                                      $   (326)       (1,724)      (16,527)
                                                                     ============  ============  ============

         Fixed maturity securities with an amortized cost of $6,161 and $5,592 as of December 31, 1996 and 1995, respectively, were on deposit with various regulatory agencies as required by law.

(6)      Future Policy Benefits and Claims
         ---------------------------------

         The liability for future policy benefits for investment contracts represents approximately 87% and 87% of the total liability for future policy benefits as of December 31, 1996 and 1995, respectively. The average interest rate credited on investment product policies was approximately 6.3%, 6.6% and 6.5% for the years ended December 31, 1996, 1995 and 1994, respectively.

         The liability for future policy benefits for traditional life insurance policies has been established based upon the following assumptions:

              Interest rates:  Interest rates vary as follows:
              --------------

                   Year of issue                Interest rates
                   -----------------   ----------------------------------------

                   1996                6.6%, not graded
                   1984-1995           6.0% to 10.5%, not graded
                   1966-1983           6.0% to 8.1%, graded over 20 years to 4.0% to 6.6%
                   1965 and prior      generally lower than post 1965 issues

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              WITHDRAWALS: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

              MORTALITY: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

         The Company has entered into a reinsurance contract to cede a portion of its general account individual annuity business to The Franklin Life Insurance Company (Franklin). Total recoveries due from Franklin were $240,451 and $245,255 as of December 31, 1996 and 1995, respectively. The contract is immaterial to the Company's results of operations. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. Under the terms of the contract, Franklin has established a trust as collateral for the recoveries. The trust assets are invested in investment grade securities, the market value of which must at all times be greater than or equal to 102% of the reinsured reserves.

         The Company has reinsurance agreements with certain affiliates as described in note 13. All other reinsurance agreements are not material to either premiums or reinsurance recoverables.

(7)      Federal Income Tax
         -------------------

         The tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31, 1996 and 1995 are as follows:

                                                                              1996               1995
                                                                        -----------------   ---------------
             Deferred tax assets:
                Future policy benefits                                        $175,571            149,192
                Liabilities in Separate Accounts                               188,426            129,120
                Mortgage loans on real estate and real estate                   23,366             25,165
                Other policyholder funds                                         7,407              7,424
                Other assets and other liabilities                              53,757             41,847
                                                                        -----------------   ---------------
                  Total gross deferred tax assets                              448,527            352,748
                  Less valuation allowances                                     (7,000)            (7,000)
                                                                        -----------------   ---------------
                  Net deferred tax assets                                      441,527            345,748
                                                                        =================   ===============

             Deferred tax liabilities:
                Deferred policy acquisition costs                              399,345            299,579
                Fixed maturity securities                                      133,210            227,345
                Deferred tax on realized investment gains                       37,597             40,634
                Equity securities and other long-term investments                8,210              3,780
                Other                                                           25,377             21,037
                                                                        -----------------   ---------------
                  Total gross deferred tax liabilities                         603,739            592,375
                                                                        -----------------   ---------------
                                                                              $162,212            246,627
                                                                        =================   ===============

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Nearly all future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. There has been no change in the valuation allowance for the years ended December 31, 1996, 1995 and 1994.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Total federal income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                                1996                    1995                    1994
                                                   ----------------------   ----------------------   ----------------------
                                                      Amount        %          Amount        %          Amount        %
                                                   ----------------------   ----------------------   ----------------------

             Computed (expected) tax expense          $110,424     35.0        $100,650     35.0         $84,650     35.0
             Tax exempt interest and dividends
                received deduction                        (212)    (0.1)            (18)    (0.0)           (130)    (0.1)
             Other, net                                    677      0.3            (824)    (0.3)         (5,931)    (2.5)
                                                   ------------  --------   ------------- --------   ------------- --------
               Total (effective rate of each year)    $110,889     35.2       $  99,808     34.7         $78,589     32.5
                                                   ============  ========   ============= ========   ============= ========

         Total federal income tax paid was $115,839, $51,840 and $83,239 during the years ended December 31, 1996, 1995 and 1994, respectively.


 (8)     Disclosures about Fair Value of Financial Instruments
         -----------------------------------------------------

         SFAS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

         These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              FIXED MATURITY AND EQUITY SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

              SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

              MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

              INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analyses. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

              POLICY RESERVES ON LIFE INSURANCE CONTRACTS: Included are disclosures for individual life insurance, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

              POLICYHOLDERS' DIVIDEND ACCUMULATIONS AND OTHER POLICYHOLDER
              FUNDS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

              COMMITMENTS TO EXTEND CREDIT: Commitments to extend credit have nominal fair value because of the short-term nature of such commitments. See note 9.

           Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1996 and 1995:

                                                                           1996                            1995
                                                             ------------------------------   -------------------------------
                                                                Carrying      Estimated          Carrying       Estimated
                                                                 amount       fair value          amount        fair value
                                                             ------------------------------   --------------- ---------------
               Assets
               ------
               Investments:
                  Securities available-for-sale:
                     Fixed maturity securities                 $12,304,639     12,304,639        12,485,564      12,485,564
                     Equity securities                              59,131         59,131            29,953          29,953
                  Mortgage loans on real estate, net             5,272,119      5,397,865         4,602,764       4,961,655
                  Policy loans                                     371,816        371,816           336,356         336,356
                  Short-term investments                             4,789          4,789            32,792          32,792
               Cash                                                 43,784         43,784             9,455           9,455
               Assets held in Separate Accounts                 26,926,702     26,926,702        18,591,108      18,591,108

               Liabilities
               -----------
               Investment contracts                             13,914,441     13,484,526        13,229,360      12,876,798
               Policy reserves on life insurance contracts       2,971,337      2,775,991         2,836,323       2,733,486
               Policyholders' dividend accumulations               361,401        361,401           348,027         348,027
               Other policyholder funds                             60,073         60,073            65,297          65,297
               Liabilities related to Separate Accounts         26,926,702     26,164,213        18,591,108      18,052,362

(9)      Additional Financial Instruments Disclosures
         --------------------------------------------

         FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $327,456 extending into 1997 were outstanding as of December 31, 1996.

         SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 21% (20% in 1995) in any geographic area and no more than 2% (2% in 1995) with any one borrower as of December 31, 1996.

         The Company had a significant reinsurance recoverable balance from one reinsurer as of December 31, 1996 and 1995. See note 6.

         The summary below depicts loans by remaining principal balance as of December 31, 1996 and 1995:

                                                                                             Apartment
                                                Office       Warehouse         Retail         & other           Total
                                              ------------  -------------   -------------   -------------   --------------
               1996:
                 East North Central             $139,518        119,069         549,064         215,038        1,022,689
                 East South Central               33,267         22,252         172,968          90,623          319,110
                 Mountain                         17,972         43,027         113,292          73,390          247,681
                 Middle Atlantic                 129,077         54,046         160,833          18,498          362,454
                 New England                      33,348         43,581         161,960               -          238,889
                 Pacific                         202,562        325,046         424,295         110,108        1,062,011
                 South Atlantic                  103,889        134,492         482,934         385,185        1,106,500
                 West North Central              126,467          2,441          75,180          40,529          244,617
                 West South Central              104,877        120,314         197,090         304,256          726,537
                                              -------------   -------------   -------------   --------------  ------------
                                                $890,977        864,268       2,337,616       1,237,627        5,330,488
                                              ============  =============   =============   =============
                    Less valuation allowances and unamortized discount                                            58,369
                                                                                                            --------------
                         Total mortgage loans on real estate, net                                             $5,272,119
                                                                                                            ==============


               1995:
                 East North Central             $138,965        101,925         514,995         175,213          931,098
                 East South Central               21,329         13,053         180,858          82,383          297,623
                 Mountain                              -         17,219         138,220          45,274          200,713
                 Middle Atlantic                 116,187         64,813         158,252          10,793          350,045
                 New England                       9,559         39,525         148,449               1          197,534
                 Pacific                         183,206        233,186         374,915         105,419          896,726
                 South Atlantic                  106,246         73,541         446,800         278,265          904,852
                 West North Central              133,899         14,205          78,065          36,651          262,820
                 West South Central               69,140         92,594         190,299         267,268          619,301
                                              ------------  ------------    -------------   -------------   --------------
                                                $778,531        650,061       2,230,853       1,001,267        4,660,712
                                              ============  =============   =============   =============
                    Less valuation allowances and unamortized discount                                            57,948
                                                                                                            --------------
                         Total mortgage loans on real estate, net                                             $4,602,764
                                                                                                            ==============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(10)     Pension Plan
         ------------

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

         Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

         Pension costs charged to operations by the Company during the years ended December 31, 1996, 1995 and 1994 were $7,381, $10,478 and
         $10,063, respectively.

         The Company's net accrued pension expense as of December 31, 1996 and 1995 was $1,075 and $1,392, respectively.

         The net periodic pension cost for the Nationwide Insurance Enterprise Retirement Plan as a whole for the year ended December 31, 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995 and 1994 follows:

                                                                        1996             1995              1994
                                                                   ---------------  ---------------   ---------------

              Service cost (benefits earned during the period)       $   75,466           64,524            64,740
              Interest cost on projected benefit obligation             105,511           95,283            73,951
              Actual return on plan assets                             (210,583)        (249,294)          (21,495)
              Net amortization and deferral                             101,795          143,353           (62,150)
                                                                   ---------------  ---------------   ---------------
                                                                     $   72,189           53,866            55,046
                                                                   ===============  ===============   ===============


         Basis for measurements, net periodic pension cost:

                                                                        1996             1995              1994
                                                                   ---------------  ---------------   ---------------

              Weighted average discount rate                           6.00%            7.50%             5.75%
              Rate of increase in future compensation levels           4.25%            6.25%             4.50%
              Expected long-term rate of return on plan assets         6.75%            8.75%             7.00%

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1996 and 1995 follows:

                                                                                1996              1995
                                                                           ---------------   ---------------
              Accumulated benefit obligation:
                 Vested                                                      $1,338,554         1,236,730
                 Nonvested                                                       11,149            26,503
                                                                           ---------------   ---------------
                                                                             $1,349,703         1,263,233
                                                                           ===============   ===============

              Net accrued pension expense:
                 Projected benefit obligation for services rendered to
                    date                                                     $1,847,828         1,780,616
                 Plan assets at fair value                                    1,947,933         1,738,004
                                                                           ---------------   ---------------
                    Plan assets in excess of (less than) projected benefit
                       obligation                                               100,105           (42,612)
                 Unrecognized prior service cost                                 37,870            42,845
                 Unrecognized net gains                                        (201,952)          (63,130)
                 Unrecognized net asset at transition                            37,158            41,305
                                                                           ---------------   ---------------
                                                                            $   (26,819)          (21,592)
                                                                           ===============   ===============

         Basis for measurements, funded status of plan:

                                                                                1996              1995
                                                                           ---------------   ---------------

              Weighted average discount rate                                   6.50%             6.00%
              Rate of increase in future compensation levels                   4.75%             4.25%

         Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and ELICW.

(11)     Postretirement Benefits Other Than Pensions
         -------------------------------------------

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation; however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1996 and 1995 was $34,884 and $33,537, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1996, 1995 and 1994 was $3,286, $3,132 and $4,284, respectively.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The amount of NPPBC for the plan as a whole for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                                                                        1996          1995          1994
                                                                                     -----------   -----------   -----------

             Service cost (benefits attributed to employee service during the year)   $  6,541         6,235         8,586
             Interest cost on accumulated postretirement benefit obligation             13,679        14,151        14,011
             Actual return on plan assets                                               (4,348)       (2,657)       (1,622)
             Amortization of unrecognized transition obligation of affiliates              173         2,966           568
             Net amortization and deferral                                               1,830        (1,619)        1,622
                                                                                     -----------   -----------   -----------
                                                                                       $17,875        19,076        23,165
                                                                                     ===========   ===========   ===========

         Information regarding the funded status of the plan as a whole as of December 31, 1996 and 1995 follows:

                                                                                             1996              1995
                                                                                        ---------------   ---------------
             Accrued postretirement benefit expense:
                Retirees                                                                  $   92,954            88,680
                Fully eligible, active plan participants                                      23,749            28,793
                Other active plan participants                                                83,986            90,375
                                                                                        ---------------   ---------------
                   Accumulated postretirement benefit obligation (APBO)                      200,689           207,848
                Plan assets at fair value                                                     63,044            54,325
                                                                                        ---------------   ---------------
                   Plan assets less than accumulated postretirement benefit obligation      (137,645)         (153,523)
                Unrecognized transition obligation of affiliates                               1,654             1,827
                Unrecognized net gains                                                       (23,225)           (1,038)
                                                                                        ---------------   ---------------
                                                                                           $(159,216)         (152,734)
                                                                                        ===============   ===============

         Actuarial assumptions used for the measurement of the APBO as of December 31, 1996 and 1995 and the NPPBC for 1996, 1995 and 1994 were as follows:

                                                      1996          1996         1995         1995         1994
                                                      APBO         NPPBC         APBO        NPPBC         NPPBC
                                                   ------------  -----------  -----------  -----------  ------------

             Discount rate                            7.25%         6.65%        6.75%        8.00%        7.00%
             Long-term rate of return on plan
                 assets, net of tax                     -           4.80%         -           8.00%         N/A
             Assumed health care cost trend rate:
                 Initial rate                        11.00%        11.00%       11.00%       10.00%       12.00%
                 Ultimate rate                        6.00%         6.00%        6.00%        6.00%        6.00%
                 Uniform declining period           12 Years      12 Years     12 Years     12 Years     12 Years


         The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1996 by $701 and the NPPBC for the year ended December 31, 1996 by $83.

(12) Shareholder's Equity, Regulatory Risk-Based Capital, Retained Earnings and Dividend Restrictions
         ---------------------------------------------------------------------

         Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and each of its insurance company subsidiaries exceed the minimum risk-based capital requirements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         The statutory capital shares and surplus of NLIC as of December 31, 1996, 1995 and 1994 was $1,000,647, $1,363,031 and $1,262,861,
         respectively. The statutory net income of NLIC for the years ended December 31, 1996, 1995 and 1994 was $73,218, $86,529 and $76,532,
         respectively.

         NLIC is limited in the amount of shareholder dividends it may pay without prior approval by the Department of Insurance of the State of Ohio (the Department). NLIC's dividend of the outstanding shares of common stock of certain companies which was declared on September 24, 1996 and the anticipated $850,000 dividend (as discussed in note 1) are deemed extraordinary under Ohio insurance laws. As a result of such dividends, any dividend paid by NLIC during the 12-month period immediately following the $850,000 dividend would also be an extraordinary dividend under Ohio insurance laws. Accordingly, no such dividend could be paid without prior regulatory approval.

         In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of New York that limit the amount of statutory profits on NLIC's participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its stockholder.

         The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and stockholder dividends in the future.

(13)     Transactions With Affiliates
         ----------------------------

         The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1996, 1995 and 1994, the Company made lease payments to NMIC and its subsidiaries of $9,065, $8,986 and $8,133, respectively.

         Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $101,584, $107,112, and $100,601 in 1996,
         1995 and 1994, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the intercompany agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $15,111 and $1,186 as of December 31, 1996 and 1995, respectively.

         The Company also participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1996 and 1995 were not material. The Company believes that the terms of the repurchase agreements are materially consistent with what the Company could have obtained with unaffiliated parties.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

         Intercompany reinsurance contracts exist between NLIC and, respectively NMIC and ELICW whereby all of NLIC's accident and health and group life insurance business is ceded on a modified coinsurance basis. NLIC entered into the reinsurance agreements during 1996 because the accident and health and group life insurance business was unrelated to NLIC's long-term savings and retirement products. Accordingly, the accident and health and group life insurance business has been accounted for as discontinued operations for all periods presented. Under modified coinsurance agreements, invested assets are retained by the ceding company and investment earnings are paid to the reinsurer. Under the terms of NLIC's agreements, the investment risk associated with changes in interest rates is borne by NMIC or ELICW, as the case may be. Risk of asset default is retained by NLIC, although a fee is paid by NMIC or ELICW, as the case may be, to NLIC for the NLIC's retention of such risk. The agreements will remain in force until all policy obligations are settled. However, with respect to the agreement between NLIC and NMIC, either party may terminate the contract on January 1 of any year with prior notice. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. NLIC believes that the terms of the modified coinsurance agreements are consistent in all material respects with what NLIC could have obtained with unaffiliated parties.

         Amounts ceded to ELICW in 1996 are included in ELICW's results of operations for 1996 which, combined with the results of WCLIC and NCC, are summarized in note 2. Amounts ceded to ELICW in 1996 include premiums of $224,224, net investment income and other revenue of $14,833, and benefits, claims and other expenses of $246,641. Amounts ceded to NMIC in 1996 include premiums of $97,331, net investment income of $10,890, and benefits, claims and other expenses of $100,476.

         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $4,789 and $9,654 as of December 31, 1996 and 1995, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

         On April, 5 1996, Nationwide Corp. contributed all of the outstanding shares, with shareholder equity value of $30, of NISC to NLIC. NLIC contributed an additional $500 to NISC on August 30, 1996.

         On March 1, 1995, Nationwide Corp. contributed all of the outstanding shares of common stock of Farmland Life Insurance Company (Farmland) to NLIC. Farmland merged into WCLIC effective June 30, 1995. The contribution resulted in a direct increase to consolidated shareholder's equity of $46,918. As discussed in note 2, WCLIC is accounted for as discontinued operations.

         Effective December 31, 1994, NLIC purchased all of the outstanding shares of common stock of ELICW from Wausau Service Corporation (WSC) for $155,000. NLIC transferred fixed maturity securities and cash with a fair value of $155,000 to WSC on December 28, 1994, which resulted in a realized loss of $19,239 on the disposition of the securities. The purchase price approximated both the historical cost basis and fair value of net assets of ELICW. ELICW has and will continue to share home office, other facilities, equipment and common management and administrative services with WSC. As discussed in note 2, ELICW is accounted for as discontinued operations.

         Certain annuity products are sold through three affiliated companies which are also subsidiaries of Nationwide Corp. Total commissions and fees paid to these affiliates for the years ended December 31, 1996, 1995 and 1994 were $76,922, $57,280 and $50,168, respectively.

(14)     Bank Lines of Credit
         --------------------

         In August 1996, NLIC, along with NMIC, established a $600,000 revolving credit facility which provides for a $600,000 loan over a five year term on a fully revolving basis with a group of national financial institutions. The credit facility provides for several and not joint liability with respect to any amount drawn by either NLIC or NMIC. NLIC and NMIC pay facility and usage fees to the financial institutions to maintain the revolving credit facility. All previously existing line of credit agreements were canceled.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(15)     Contingencies
         -------------

         The Company is a defendant in various lawsuits. In the opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(16)     Segment Information
         -------------------

         The Company has three primary segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by the Company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses, investment management fees and other revenue earned from mutual funds, other than the portion allocated to the variable annuities and life insurance segments, are reported in the Corporate and Other segment.

         During 1996, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

         The following table summarizes the revenues and income from continuing operations before federal income tax expense for the years ended December 31, 1996, 1995 and 1994 and assets as of December 31, 1996, 1995 and 1994, by business segment.

                                                                              1996              1995              1994
                                                                        -----------------  ---------------   ---------------
              Revenues:
                   Variable Annuities                                      $    284,638          189,071           132,687
                   Fixed Annuities                                            1,092,566        1,051,970           939,868
                   Life Insurance                                               435,657          409,135           383,150
                   Corporate and Other                                          179,977          148,475           143,794
                                                                        -----------------  ---------------   ---------------
                                                                           $  1,992,838        1,798,651         1,599,499
                                                                        =================  ===============   ===============

              Income from continuing operations before federal income tax expense:
                   Variable Annuities                                            90,244           50,837            24,574
                   Fixed Annuities                                              135,405          137,000           138,950
                   Life Insurance                                                67,242           67,590            53,046
                   Corporate and Other                                           22,606           32,145            25,288
                                                                        -----------------  ---------------   ---------------
                                                                          $     315,497          287,572           241,858
                                                                        =================  ===============   ===============

              Assets:

                   Variable Annuities                                        25,069,725       17,333,039        11,146,465
                   Fixed Annuities                                           13,994,715       13,250,359        11,668,973
                   Life Insurance                                             3,353,286        3,027,420         2,752,283
                   Corporate and Other                                        5,348,520        4,896,815         3,678,303
                                                                        -----------------  ---------------   ---------------
                                                                            $47,766,246       38,507,633        29,246,024
                                                                        =================  ===============   ===============

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                          Consolidated Balance Sheets
                           (in thousands of dollars)




                                                                                   (Unaudited)
                                                                                     June 30,        December 31,
                                        Assets                                         1997             1996
                                        ------                                     ------------      ------------
Investments:
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $12,049,864 in 1997; $11,970,878 in 1996)    $ 12,319,848        12,304,639
      Equity securities (cost $55,813 in 1997; $43,890 in 1996)                          66,497            59,131
   Mortgage loans on real estate, net                                                 5,141,839         5,272,119
   Real estate, net                                                                     292,935           265,759
   Policy loans                                                                         391,432           371,816
   Other long-term investments                                                           23,336            28,668
   Short-term investments                                                               286,354             4,789
                                                                                   ------------      ------------
                                                                                     18,522,241        18,306,921
                                                                                   ------------      ------------

Cash                                                                                     86,387            43,784
Accrued investment income                                                               209,037           210,182
Deferred policy acquisition costs                                                     1,537,814         1,366,509
Investment in subsidiaries classified as discontinued operations                         -                485,707
Other assets                                                                            404,319           426,441
Assets held in Separate Accounts                                                     32,866,145        26,926,702
                                                                                   ------------      ------------
                                                                                   $ 53,625,943        47,766,246
                                                                                   ============      ============

                          Liabilities and Shareholder's Equity
                          ------------------------------------
Future policy benefits and claims                                                  $ 17,536,264        17,179,060
Policyholders' dividend accumulations                                                   366,681           361,401
Other policyholder funds                                                                 59,153            60,073
Accrued federal income tax:
   Current                                                                               44,323            30,170
   Deferred                                                                             158,769           162,212
                                                                                   ------------      ------------
                                                                                        203,092           192,382
                                                                                   ------------      ------------

Dividend payable                                                                         -                485,707
Other liabilities                                                                       375,206           423,047
Liabilities related to Separate Accounts                                             32,866,145        26,926,702
                                                                                   ------------      ------------
                                                                                     51,406,541        45,628,372
                                                                                   ------------      ------------

Shareholder's equity:
   Capital shares, $1 par value.  Authorized 5,000,000 shares, issued and
     outstanding 3,814,779 shares                                                         3,815             3,815
   Additional paid-in capital                                                           914,654           527,874
   Retained earnings                                                                  1,159,696         1,432,593
   Unrealized gains on securities available-for-sale, net                               141,237           173,592
                                                                                   ------------      ------------
                                                                                      2,219,402         2,137,874
                                                                                   ------------      ------------
                                                                                   $ 53,625,943        47,766,246
                                                                                   ============      ============


See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                       Consolidated Statements of Income
                                  (Unaudited)
                           (in thousands of dollars)


                                                                          Three months ended           Six months ended
                                                                               June 30,                     June 30,
                                                                       ------------------------    ------------------------
                                                                          1997          1996          1997          1996
                                                                       ----------    ----------    ----------    ----------
Revenues:
   Investment product and universal life insurance product
      policy charges                                                   $  129,658        97,955       250,107       186,558
   Traditional life insurance premiums                                     50,295        49,224       105,741       103,012
   Net investment income                                                  351,346       340,266       692,296       669,797
   Realized gains (losses) on investments                                 (11,929)        5,806         9,113         9,374
   Other income                                                            15,908         6,010        25,742        12,219
                                                                       ----------    ----------    ----------    ----------
                                                                          535,278       499,261     1,082,999       980,960
                                                                       ----------    ----------    ----------    ----------

Benefits and expenses:
   Benefits and claims                                                    297,049       285,276       593,419       575,272
   Provision for policyholders' dividends on participating policies        11,542        11,907        22,188        22,687
   Amortization of deferred policy acquisition costs                       39,594        34,865        82,988        70,994
   Other operating expenses                                                94,231        76,108       188,092       141,788
                                                                       ----------    ----------    ----------    ----------
                                                                          442,416       408,156       886,687       810,741
                                                                       ----------    ----------    ----------    ----------
          Income from continuing operations before federal income
             tax expense                                                   92,862        91,105       196,312       170,219
                                                                       ----------    ----------    ----------    ----------

Federal income tax expense:
   Current                                                                 32,477        32,592        55,231        58,617
   Deferred                                                                    10            15        13,978           640
                                                                       ----------    ----------    ----------    ----------
                                                                           32,487        32,746        69,209        59,257
                                                                       ----------    ----------    ----------    ----------

          Income from continuing operations                                60,375        58,359       127,103       110,962

Income from discontinued operations (less federal income tax
   expense of $1,470 and $3,986 in 1996)                                   -              3,100        -              7,295
                                                                       ----------    ----------    ----------    ----------

          Net income                                                    $  60,375        61,459       127,103       118,257
                                                                       ==========    ==========    ==========    ==========



See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                Consolidated Statements of Shareholder's Equity
                                  (Unaudited)
                    Six Months Ended June 30, 1997 and 1996
                           (in thousands of dollars)



                                                                                              gains (losses)
                                                            Additional                        on securities         Total
                                            Capital           paid-in          Retained       available-for-     shareholder's
                                            shares            capital          earnings          sale, net          equity
                                       ----------------  ----------------  ----------------  ----------------  ----------------
1996:
   Balance, January 1, 1996            $          3,815           657,118         1,583,275           384,304         2,628,512
   Capital of contributed subsidiary            -                      30           -                 -                      30
   Net income                                   -                 -                 118,257           -                 118,257
   Unrealized losses on securities
     available-for-sale, net                    -                 -                 -                (275,185)         (275,185)
                                       ----------------  ----------------  ----------------  ----------------  ----------------
   Balance, June 30, 1996              $          3,815           657,148         1,701,532           109,119         2,471,614
                                       ================  ================  ================  ================  ================



1997:
   Balance, January 1, 1997                       3,815           527,874         1,432,593           173,592         2,137,874
   Capital contributions                        -                 836,780           -                 -                 836,780
   Dividends to shareholder                     -                (450,000)         (400,000)          -                (850,000)
   Net income                                   -                 -                 127,103           -                 127,103
   Unrealized losses on securities
     available-for-sale, net                    -                 -                 -                 (32,355)          (32,355)
                                       ----------------  ----------------  ----------------  ----------------  ----------------
   Balance, June 30, 1997              $          3,815           914,654         1,159,696           141,237         2,219,402
                                       ================  ================  ================  ================  ================



See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
                     Consolidated Statements of Cash Flows
                                  (Unaudited)
                    Six Months Ended June 30, 1997 and 1996
                           (in thousands of dollars)


                                                                                       1997              1996
                                                                                   ------------      ------------
 Cash flows from operating activities:
   Net income                                                                      $    127,103           118,257
  Adjustments to reconcile net income to net cash provided by (used in)
        operating activities:
       Capitalization of deferred policy acquisition costs                             (235,735)         (214,486)
       Amortization of deferred policy acquisition costs                                 82,988            70,994
       Amortization and depreciation                                                      1,964             8,613
       Realized gains on investments, net                                                (9,113)           (9,374)
       Deferred federal income tax                                                       13,978            23,864
       Decrease (increase) in accrued investment income                                   1,145              (814)
       Decrease (increase) in other assets                                               21,708           (81,888)
       Increase (decrease) in policyholder account balances                              55,237           (63,997)
       Increase in policyholders' dividend accumulations                                  5,280             7,113
       Increase in accrued federal income tax payable                                    14,153             8,579
       (Decrease) increase in other liabilities                                         (47,841)           63,206
       Other, net                                                                        (2,317)           (2,344)
                                                                                   ------------      ------------
         Net cash provided by (used in) operating activities                             28,550           (72,277)
                                                                                   ------------      ------------

 Cash flows from investing activities:
   Proceeds from maturity of securities available-for-sale                              437,694           685,247
   Proceeds from sale of securities available-for-sale                                  225,855           194,207
   Proceeds from repayments of mortgage loans on real estate                            164,699           123,064
   Proceeds from sale of real estate                                                     23,214             8,163
   Proceeds from repayments of policy loans and sale of other invested assets            21,908            27,108
   Cost of securities available-for-sale acquired                                    (1,236,560)         (769,786)
   Cost of mortgage loans on real estate acquired                                      (418,593)         (486,706)
   Cost of real estate acquired                                                         (21,506)           (2,893)
   Policy loans issued and other invested assets acquired                               (37,785)          (42,936)
   Short-term investments, net                                                         (282,700)           26,109
                                                                                   ------------      ------------
       Net cash used in investing activities                                         (1,123,774)         (238,423)
                                                                                   ------------      ------------

 Cash flows from financing activities:
   Proceeds from capital contributions                                                  836,780             -
  Increase in investment product and universal life insurance product
    account balances                                                                  1,511,167         1,284,221
  Decrease in investment product and universal life insurance product
    account balances                                                                 (1,210,120)         (918,291)
                                                                                   ------------      ------------
       Net cash provided by financing activities                                      1,137,827           365,930
                                                                                   ------------      ------------

 Net increase in cash                                                                    42,603            55,230

 Cash, beginning of period                                                               43,784             9,455
                                                                                   ------------      ------------
 Cash, end of period                                                               $     86,387            64,685
                                                                                   ============      ============


See accompanying notes to unaudited consolidated financial statements.

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
       (a wholly owned subsidiary of Nationwide Financial Services, Inc.)
              Notes to Unaudited Consolidated Financial Statements
                         Six Months Ended June 30, 1997


(1) ORGANIZATION AND BASIS OF PRESENTATION

    Prior to January 27, 1997, Nationwide Life Insurance Company (NLIC) was a wholly owned subsidiary of Nationwide Corporation (Nationwide Corp.). On January 27, 1997, Nationwide Corp. contributed the common stock of NLIC to Nationwide Financial Services, Inc. (NFS). NFS was formed by Nationwide Corp. in November 1996 as a holding company for members of the Nationwide Insurance Enterprise that offer or distribute long-term savings and retirement products. NLIC and its subsidiaries are collectively referred to as "the Company."

    The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles, which differ from statutory accounting practices prescribed or permitted by regulatory authorities, for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The financial information included herein reflects all adjustments (all of which are normal and recurring in nature) which are, in the opinion of management, necessary for a fair presentation of financial position and results of operations. Operating results for all periods presented are not necessarily indicative of the results that may be expected for the full year. All significant intercompany balances and transactions have been eliminated. The accompanying unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 1996 included in the Company's annual report on Form 10-K.


(2) DIVIDENDS AND CAPITAL CONTRIBUTIONS

    On September 24, 1996, NLIC's Board of Directors declared a dividend to Nationwide Corp. consisting of the common stock of certain subsidiaries classified as discontinued operations. As of and during the year ended December 31, 1996, these previously wholly owned subsidiaries of NLIC were classified as discontinued operations since they do not offer or distribute long-term savings and retirement products. The dividend was paid by NLIC on January 1, 1997.

    On February 24, 1997, NLIC paid a dividend to NFS, which made an equivalent dividend to Nationwide Corp., consisting of securities having an aggregate market value of $850.0 million. NLIC recognized a gain of $14.4 million on the transfer of securities.

    On March 10, 1997 and March 11, 1997, NFS made cash capital contributions to NLIC totaling $836.8 million.

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT


This Form S-6 Registration Statement comprises the following papers and documents:


The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 79 pages.


Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:


1.     Power of Attorney dated July 22, 1997.        Attached hereto.

2.     Resolution of the Depositor's Board           Included with the Registration
       of Directors authorizing the                  Statement on Form N-8B-2 for the
       establishment of the Registrant,              Nationwide VLI Separate Account-2
                                                     (File No. 811-5311), adopted and is
                                                     hereby incorporated by reference.

3.     Distribution Contracts                        Underwriting or Distribution of
                                                     contracts between the Registrant and
                                                     Principal Underwriter - Filed
                                                     previously in connection with
                                                     Registration Statement (SEC File No.
                                                     33-86408) on November 14, 1994 and
                                                     hereby incorporated by reference.

4.     Form of Security                              To be filed by pre-effective amendment
                                                     to the registration statement.

5.     Articles of Incorporation of Depositor        Included with the Registration
                                                     Statement on Form N-8B-2 for the
                                                     Nationwide VLI Separate Account-2
                                                     (File No. 811-5311), adopted and is
                                                     hereby incorporated by reference.

6.     Application form of Security Attached         Attached hereto
       hereto.
7.     Opinion of Counsel                            Attached hereto.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the Contract Holders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the Policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                              ACCOUNTANTS' CONSENT



The Board of Directors of Nationwide Life Insurance Company:




We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Prospectus.




                                                        KPMG Peat Marwick LLP

Columbus, Ohio

December 31, 1997

                                   SIGNATURES

       As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account-4, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 2nd day of January, 1998.



                                                      NATIONWIDE VLI SEPARATE ACCOUNT-4

                                             --------------------------------------------------
                                                                 (Registrant)
(Seal)                                                        NATIONWIDE LIFE
Attest:                                                      INSURANCE  COMPANY
                                             --------------------------------------------------
                                                                   (Depositor)


JOHN F. DELALOYE                             By:              JOSEPH P. RATH
----------------------------------------        ----------------------------------------------
John F. Delaloye                                              Joseph P. Rath


Assistant Secretary                             Vice President - Product and Market Compliance



Pursuant to the requirements of the Securities Act of 1933, this Registration
Statement has been signed below by the following persons in the capacities indicated on the 2nd of January, 1998.

              SIGNATURE                                    TITLE

LEWIS J. ALPHIN                                          Director
------------------------------------------
Lewis J. Alphin
KEITH W. ECKEL                                           Director
------------------------------------------
Keith W. Eckel
WILLARD J. ENGEL                                         Director
------------------------------------------
Willard J. Engel
FRED C. FINNEY                                           Director
------------------------------------------
Fred C. Finney
CHARLES L. FUELLGRAF, JR.                                Director
------------------------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER                                President/Chief Operating Officer and Director
------------------------------------------
Joseph J. Gasper

 HENRY S. HOLLOWAY                                    Chairman of the Board and Director
 -----------------------------------------
Henry S. Holloway
                                         Chairman and Chief Executive Officer - Nationwide Insurance
DIMON RICHARD MCFERSON                                     Enterprise and Director
------------------------------------------
Dimon Richard McFerson

DAVID O. MILLER                                          Director
------------------------------------------
David O. Miller

C. RAY NOECKER                                           Director
------------------------------------------
C. Ray Noecker
ROBERT A. OAKLEY                               Executive Vice President-Chief Financial Officer
------------------------------------------
Robert A. Oakley
JAMES F. PATTERSON                                       Director                           By/s/JOSEPH P. RATH
------------------------------------------                                       ------------------------------------------
James F. Patterson                                                                           Joseph P. Rath
ARDEN L. SHISLER                                         Director                            Attorney-in-Fact
------------------------------------------
Arden L. Shisler
ROBERT L. STEWART                                        Director
------------------------------------------
Robert L. Stewart

NANCY C. THOMAS
------------------------------------------               Director
Nancy C. Thomas
HAROLD W. WEIHL                                          Director
------------------------------------------
Harold W. Weihl
